UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SANTANDER CONSUMER USA HOLDINGS INC.

(Name of Subject Company)

SANTANDER CONSUMER USA HOLDINGS INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

80283M 101

(CUSIP Number of Class of Securities)

Mahesh Aditya

President and Chief Executive Officer

Santander Consumer USA Holdings Inc.

1601 Elm Street, Suite 800

Dallas, Texas 75201

(214) 634-1110

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Scott F. Smith Andrew W. Ment Covington & Burling LLP 620 Eighth Avenue New York, NY 10018-1405 Telephone: (212) 841-1000	Kenneth A. Lefkowitz Gary J. Simon Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: (212) 837-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Santander Consumer USA Holdings Inc., a Delaware corporation (“SC” or the “Company”). The address of the Company’s principal executive office is 1601 Elm Street, Suite 800, Dallas, Texas 75201. The telephone number of the Company’s principal executive office is (214) 634-1110. The Company’s website address is www.santanderconsumerusa.com. The information on the Company’s website is not considered a part of this Schedule 14D-9.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value of $0.01 per share (each such share, a “Share,” and collectively, the “Shares”). As of August 30, 2021, there were (i) 306,110,456 Shares issued and outstanding, and (ii) no shares of preferred stock, par value $0.01 per share, of the Company issued and outstanding. The Company has two equity incentive plans (i) the Santander Consumer USA Inc. 2011 Management Equity Plan and (ii) the Santander Consumer USA Holdings Inc. Omnibus Incentive Plan, as amended and restated. As of August 30, 2021, there were outstanding (i) Company Stock Options to purchase an aggregate of 92,407 Shares, all of which were vested; (iv) unvested Company RSUs relating to an aggregate of 392,336 Shares.

Item 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Business and Background of the Company’s Directors and Executive Officers.

The name, principal business address, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex A hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Three of the Company’s directors are citizens of a country other than the United States. Javier Maldonado is a citizen of Spain. Juan Carlos Alvarez de Soto is a citizen of the United States, Spain and Panama. Victor Hill is a citizen of the United Kingdom. The remaining directors and all executive officers of the Company are citizens of the United States. The address of each of the directors and executive officers of the Company is c/o Office of the Secretary, 1601 Elm Street, Suite 800, Dallas, Texas 75201.

Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer by Max Merger Sub, Inc., a Delaware corporation (“Purchaser”), a direct wholly-owned subsidiary of Santander Holdings USA, Inc., a Virginia corporation (“Parent”) and an indirect wholly-owned subsidiary of Banco Santander, S.A., a Spanish bank organized under the laws of the Kingdom of Spain (“Ultimate Parent”), to acquire all of the outstanding Shares that Parent does not already own at an offer price of $41.50 per Share, net to the seller in cash without interest (the “Offer Price”), and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 7, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). Parent currently owns 245,593,555 Shares, representing approximately 80% of the outstanding Shares, as of the date of this Schedule 14D-9. No offer is being made for any “Parent-Owned Shares,” which include only those Shares that are owned at both the commencement of the Offer and immediately prior to the Effective Time (as defined below) by Parent. If the Merger (as defined below) occurs, the Parent-Owned Shares outstanding immediately prior to the effective time of the Merger will not be acquired for the Offer Price and will remain outstanding and continue as shares of common stock of the Surviving Corporation (as defined below). Parent has formed Purchaser for the purpose of engaging in the transactions contemplated by the Merger Agreement (defined below) (the “Transactions”), including the Offer and the Merger (defined below). To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. The principal business address of Purchaser and Parent is 75 State Street, Boston, Massachusetts 02109. The principal business address of Ultimate Parent is Ciudad Grupo Santander, 28660 Boadilla del Monte (Madrid), Spain.

The Offer is described in the Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), filed by Ultimate Parent, Parent and Purchaser with the U.S. Securities and Exchange Commission (“SEC”) on September 7, 2021. The Offer to Purchase and form of Letter of Transmittal are being mailed to holders of Shares along with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 23, 2021 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement is summarized in Section 13, titled “The Merger Agreement,” of the Offer to Purchase. The Merger Agreement provides that, promptly (and, in any event, within two business days) after the expiration of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will, and Parent will cause it to, accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer (the time at which Shares may be first accepted for payment and paid for under the Offer, the “Acceptance Time”). As soon as practicable following the Acceptance Time, if the conditions to the Merger are satisfied or waived (to the extent waivable), Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger (the “Surviving Corporation”). As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly-owned by Parent. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), under which no stockholder vote is required to consummate the Merger. As of the date of filing of this Schedule 14D-9, the Transaction is expected to close by late October or otherwise in the fourth quarter of 2021 upon receipt of regulatory approval.

The Merger shall become effective at such date and time (the “Effective Time”) as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (or at such later date and time as may be agreed upon between the parties and specified in the Certificate of Merger). Each Share outstanding immediately prior to the Effective Time (except the Excluded Shares, as defined below) will, at the Effective Time by virtue of the Merger and without any further action on the part of Parent, Purchaser or the Company or any stockholder of the Company, be converted into the right to receive $41.50, net to the seller in cash, or any other amount per Share to be paid pursuant to the Offer in accordance with the Merger Agreement, without interest and subject to deduction for any required withholding taxes (the “Merger Consideration”). As of the Effective Time, all such Shares converted in the Merger will no longer be outstanding and will automatically be canceled and retired and shall cease to exist, and will thereafter represent only the right to receive the Merger Consideration.

Each Share (i) owned by the Company as treasury stock (other than Shares in an employee benefit or compensation plan) immediately prior to the Effective Time, (ii) owned by any wholly-owned subsidiary of either the Company or Parent immediately prior to the Effective Time, if any, or (iii) irrevocably accepted by Purchaser pursuant to the Offer and which will be paid for in the Offer, will be canceled, and no payment of the Merger Consideration will be made with respect to such Shares (the “Cancelled Shares”). Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist, and shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL. Each Share owned immediately prior to the Effective Time by Parent shall remain outstanding and shall not be cancelled (such Shares, together with the Cancelled Shares and the Dissenting Shares, the “Excluded Shares”).

The treatment of outstanding Company equity awards is discussed below under “Arrangements with Current Executive Officers and Directors of the Company” in Item 3.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on September 7, 2021 (the “Offer Commencement Date”). Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at one minute after 11:59 p.m., New York City time, at the end of the day on Monday, October 4, 2021, the date that is 20 business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) after the Offer Commencement Date (the “Expiration Time”).

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Merger Agreement, the Offer to Purchase and the Letter of Transmittal. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (i) Ultimate Parent, Parent, Purchaser or their respective executive officers, directors or affiliates, or (ii) the Company’s executive officers, directors or affiliates, on the other hand.

In connection with the consideration of the non-binding proposal (the “Proposal”) from Parent to acquire the outstanding Shares, the Company’s board of directors (the “Board”) formed a special committee (the “Special Committee”) comprised of William Rainer, William Muir, and Robert McCarthy, each of whom is an independent and disinterested director of the Company and independent of Parent, to act on behalf of the Company to consider the Proposal by Parent, review and negotiate the Merger Agreement and make a recommendation to the Board with respect to the Proposal and the Merger Agreement. See “Background of the Offer and the Merger” and “Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” in Item 4.

The Special Committee and the Board were aware of the contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest described below in this Item 3 and considered them along with other matters described below in “Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” in Item 4.

Arrangements between the Company, Parent and Certain of its Affiliates.

The Merger Agreement

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, Parent or Purchaser. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company included in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Purchaser and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Stockholders of the Company are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Parent or Purchaser, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

A summary of the Merger Agreement is contained in Section 13, titled “The Merger Agreement”, of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Beneficial Ownership of Shares by Ultimate Parent and Parent

Ultimate Parent and Parent are the beneficial owners of an aggregate of 245,593,555 Shares.

According to the Schedule TO, except as described in the Offer to Purchase or Schedule I to the Offer to Purchase, (i) none of Purchaser, Parent, nor Ultimate Parent, or to Purchaser’s, Parent’s, or Ultimate Parent’s knowledge, any of the persons listed in Schedule I to the Offer to Purchase, or any associate or majority-owned subsidiary of Purchaser, Parent, Ultimate Parent, or of any of the persons so listed, beneficially owns or has any right to acquire any Shares or any other equity security of the Company, and (ii) none of Purchaser, Parent, nor Ultimate Parent, or to Purchaser’s, Parent’s, or Ultimate Parent’s knowledge, any of the persons or entities referenced in clause (i) or any of the respective directors, executive officers or subsidiaries of any of the foregoing has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days.

Arrangements with Current Executive Officers and Directors of the Company.

In considering the recommendation of the Special Committee and the Board set forth in “Recommendations of the Special Committee and the Board of Directors” in Item 4, you should be aware that aside from their interests as stockholders, the directors and executive officers of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. As discussed below in “Relationships of Certain Directors of the Company” certain members of the Board own equity securities of Parent and certain of its affiliates.

The Special Committee and the Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

The Company’s stockholders should take these interests into account in deciding whether to tender their Shares in the Offer. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.

Consideration for Shares Tendered Pursuant to the Offer or Cash Out in the Merger

If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same cash consideration on the same terms and conditions as the other stockholders of the Company (subject to the discussion of CRD IV below). If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the consummation of the Offer occurs and the Merger is consummated, such executive officers and directors will also receive in exchange for their Shares the same cash consideration on the same terms and conditions as the other stockholders of the Company (subject to the discussion of CRD IV below). As of August 30, 2021, the executive officers and directors of the Company beneficially owned, in the aggregate, 301,920.76 Shares, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs, which are discussed below in “Effect of the Offer and the Merger on Stock Awards— Generally.” If the directors and executive officers were to tender all 301,920.76 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, or if the Shares were to be cashed out in the Merger, then the directors and officers would receive an aggregate of $12,529,711.66 in cash pursuant to tenders into the Offer or cashed out in the Merger. We do not anticipate that executive officers and non-employee directors will tender their Shares.

The following table sets forth the number of Shares beneficially owned as of August 30, 2021 by each of our executive officers and directors, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs, and the aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares Beneficially Owned(1)	Implied Cash Consideration for Shares
Mahesh Aditya, CEO and President	24,938.88	$1,034,963.64
Christopher Pfirrman, Chief Legal Officer and Secretary	40,472.00	$1,679,588.00
Fahmi Karam, CFO	55,353.00	$2,297,149.50
Josh Baer, Head of Pricing and Strategy	10,020.00	$415,830.00
Sandra Broderick, Head of Operations	54,149.00	$2,247,183.50
Sandra Rosa, Chief Human Resources Officer	—	$—
Bruce Jackson, President Chrysler Capital and Auto Relationships	—	$—
RL Prasad, Chief Risk Officer	13,972.00	$579,838.00
Donald Smith, Chief Technology Officer	49.88	$2,070.02
JC Alvarez, Board of Directors	11,997.00	$497,875.50
Len Coleman, Board of Directors	485.00	$20,127.50
Ede Holiday, Board of Directors	15,081.00	$625,861.50
Bill Rainer, Board of Directors	18,361.00	$761,981.50
Bill Muir, Board of Directors	15,081.00	$625,861.50
Steve Ferriss, Board of Directors	19,574.00	$812,321.00
Vik Hill, Board of Directors	—	$—
Homaira Akbari, Board of Directors	4,026.00	$167,079.00
Javier Maldonado, Board of Directors	—	$—
Bob McCarthy, Board of Directors	18,361.00	$761,981.50
All of our current executive officers and non-employee directors as a group (19 persons)	301,920.76	$12,529,711.66

(1)

In calculating the number of Shares beneficially owned for this purpose, Shares underlying outstanding Company Stock Options (whether or not currently exercisable) and Company RSUs held by each individual are excluded.

Effect of the Offer and the Merger on Stock Awards—Generally

Company Options. Pursuant to the Merger Agreement, at or immediately prior to the Effective Time, each option to purchase Shares (a “Company Stock Option”) that is outstanding immediately prior to the Effective Time, whether or not vested or exercisable, will be canceled, and the Company will pay each holder of the option at or promptly after the Effective Time for each Company Stock Option an amount in cash, subject to applicable withholding, determined by multiplying (i) the excess, if any, of the Offer Price per Share over the applicable exercise price per Share of the Company Stock Option by (ii) the number of Shares the holder could have purchased (assuming full vesting of all options) had the holder exercised such Company Stock Option in full immediately prior to the Effective Time.

Company RSUs. Pursuant to the Merger Agreement, at or immediately prior to the Effective Time, each award of restricted stock units (a “Company RSU”) that is outstanding immediately prior to the Effective Time, whether or not vested, will be canceled and Parent will use reasonable best efforts to cause Ultimate Parent to replace the cancelled Company RSU with a restricted stock unit award providing the holder of the cancelled Company RSU a right to receive, on the date that the Company RSU otherwise would have been settled, a number of American Depositary Receipts of Ultimate Parent evidencing the American Depositary Shares of Ultimate Parent (NYSE: SAN) (“ADRs”) equal to the quotient of (i) the product of (x) the number of Shares underlying the Company RSU multiplied by (y) the Offer Price, divided by (ii) the price per ADR, where the price per ADR will be, (x) if the Effective Time occurs on or before six months after the date of the Merger Agreement, $3.68 (the “Initial Price”), (y) if the Closing occurs following six months after the Merger Agreement, and the price of an ADR on the New York Stock Exchange on the trading date occurring prior to the Effective Time (the “Closing Price”) is more than 75% of the Initial Price, then the Initial Price, and (z) if the Closing occurs following six months after the Merger Agreement, and the Closing Price is not more than 75% of the Initial Price, then the closing price of an ADR on the New York Stock Exchange on the trading date occurring prior to the Effective Time. In the event of a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination or recapitalization or similar event affecting the ADR stock price, the formula to determine the ADR price will be adjusted to equitably account for the affected price. The replacement award will otherwise be subject to the same terms (including vesting requirements and, as applicable, performance goals) as the underlying Company RSU, provided that service with the Surviving Company and its Affiliates will be treated as continuing service for vesting and all other purposes, and with respect to Company RSUs granted on June 4, 2021 to any member of the Board whose service is involuntarily terminated in connection with a downsizing of the Board in connection with the Merger, to the extent not yet vested as of the termination date, the Company RSUs that vest based on the director’s continued service will be deemed fully vested as of the director’s termination of service as of the termination date. If Ultimate Parent does not issue the ADRs, then Parent will pay to the holder of such replacement award that vests (it being understood that the same vesting conditions applicable to the Company RSU and to replacement awards will apply for this purpose) a cash payment, on the date that such Company RSU otherwise would have been settled, with a value equal to the closing price of an ADR on the New York Stock Exchange on the date of settlement.

CRD IV. As the Company is a controlled company, owned indirectly by Ultimate Parent, certain of the Company’s executive officers, including the Company’s executive officers, and other identified staff are subject to the Capital Requirements Directives promulgated by the European Parliament and Council of the European Union (“CRD IV”). Under Banco Santander’s Management Board Compensation Policy and Identified Staff Plan (the “CRD Policy”), certain identified staff, including named executive officers and other non-named executive officers, are required to defer receipt of a portion of their variable compensation in order to comply with CRD IV. Ultimately, these policies are intended to ensure that annual bonus awards encourage sustainable, long-term performance consistent with our risk appetite and risk management policies, and are aligned with long-term stockholder interests. If the holder of a Company RSU is subject to a hold requirement under the CRD Policy and Ultimate Parent does not issue the ADRs and Parent pays a cash payment to the holder of such replacement award that vests, then, subject to applicable law and unless the holder of the Company RSU and Parent otherwise agree, Parent will hold back the net after tax amount of any payment to be made under the replaced Company

RSU (if necessary for purposes of compliance with Section 409A of the Code in escrow for the benefit of the holder) to be paid to the holder upon the expiration of the hold period, plus an adjustment through the date of payment. The adjustment rate will be based on the United States Bureau of Labor Statistics Consumer Price Index for All Urban Consumers for “all items” in effect on the date of settlement, plus 3% (the “Interest Rate”). Similarly, Shares to be cashed out in the Merger or tendered in the Offer (whether or not issued pursuant to Company RSUs) that are, as of the Effective Time, subject to the CRD Policy will remain subject to the policy, and, to the extent permitted by applicable law and unless the holder of the Shares and Parent otherwise agree, Parent will either cause Ultimate Parent to issue a number of ADRs equal to the after tax Merger Consideration amount attributable to the Shares divided by the closing price of an ADR on the New York Stock Exchange on the trading date prior to the Effective Time (which ADRs shall be subject to the CRD Policy), or hold back the net after tax amount of such Merger Consideration to be paid to the holder upon the expiration of the hold period, plus an adjustment for inflation at the Interest Rate through the date of payment.

Treatment of Executive Officer and Director Equity Awards in the Merger

All Company Options and Company RSUs held by the Company’s executive officers and non-employee directors will be treated as described in the preceding section entitled “Effect of the Offer and the Merger on Stock Awards—Generally.” The agreements governing Company RSUs provide that if the holder’s employment terminates due to the holder’s disability or death, termination by the Company or its affiliates without cause (as defined in the Company RSU agreement), by the holder for good reason (as such term is defined in the holder’s offer letter, employment agreement, or other applicable service agreement with the Company or the holder’s employer), to the extent holder’s offer letter or employment agreement provides for severance in connection with a good reason termination of employment, or due to the holder’s retirement, then (subject to the holder executing a release in favor of the Company and its affiliates) any unvested Company RSUs will cease to be subject to continued service vesting requirements. No executive officer holds any outstanding unvested Company Stock Options. The Merger does not itself result in the acceleration of vesting of any Company RSUs held by any executive officer.

Table of Estimated Consideration for Executive Officer and Director Equity Awards

The following table sets forth (i) the estimated cash amounts that the Company’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of their respective outstanding Company Stock Options and Company RSUs, as applicable, and (ii) the number of Shares underlying such awards, in each case as of August 30, 2021. Solely for purposes of the table below, we have assumed that the Effective Time will occur on August 30, 2021. If Company RSUs are converted into awards of restricted stock units to receive ADRs instead of cash, the value of the Company RSUs would be converted into a number of ADR rights by dividing the value of the Company RSUs by the ADR price described above in the section entitled “Effect of the Offer and the Merger on Stock Awards— Generally.”

Name	Number of Company Stock Options (#)		Value of Company Stock Options ($)(1)	Number of Company RSUs (#)	Value of Company RSUs ($)(2)
Executive Officers
Mahesh Aditya, CEO and President				27,828.00	1,154,862.00
Christopher Pfirrman, Chief Legal Officer and Secretary				13,434.00	557,511.00
Fahmi Karam, CFO	19,600.00	(3)	387,296.00	17,747.00	736,500.50
Josh Baer, Head of Pricing and Strategy				11,394.00	472,851.00
Sandra Broderick, Head of Operations				21,073.00	874,529.50

Name	Number of Company Stock Options (#)		Value of Company Stock Options ($)(1)	Number of Company RSUs (#)	Value of Company RSUs ($)(2)
Sandra Rosa, Chief Human Resources Officer
Bruce Jackson, President Chrysler Capital and Auto Relationships				50,694.00	2,103,801.00
RL Prasad, Chief Risk Officer				16,207	672,590.50
Donald Smith, Chief Technology Officer

Directors
JC Alvarez, Board of Directors				5,821.00	241,571.50
Len Coleman, Board of Directors				1,340.00	55,610.00
Ede Holiday, Board of Directors				1,340.00	55,610.00
Bill Rainer, Board of Directors				1,340.00	55,610.00
Bill Muir, Board of Directors				1,340.00	55,610.00
Steve Ferriss, Board of Directors	5,207.00	(4)	91,122.50	1,340.00	55,610.00
Vik Hill, Board of Directors
Homaira Akbari, Board of Directors				1,340.00	55,610.00
Javier Maldonado, Board of Directors
Bob McCarthy, Board of Directors				1,340.00	55,610.00

(1)

The estimated value of the Company Stock Options equals the aggregate number of Shares underlying the Company Stock Options multiplied by the amount, if any, by which the Offer Price of $41.50 exceeds the per share exercise price of the Company Stock Options.

(2)	The estimated value of Company RSUs equals the aggregate number of Shares underlying the Company RSUs multiplied by the Offer Price of $41.50.
(3)	These options are fully vested and have an exercise price of $21.74.
(4)	These options are fully vested and have an exercise price of $24.00.

Continuing Employees

Pursuant to the Merger Agreement, for a period commencing at the Effective Time and ending on the first anniversary of the Effective Time (or, such shorter period of employment, as the case may be), each service provider of the Company who continues to provide services to Parent, the Surviving Corporation or any of their respective subsidiaries (each, a “Continuing Employee”) will, for so long as the applicable Continuing Employee continues to provide services during the period, receive from Parent, the Surviving Corporation or such other subsidiary (i) base salary, and, if the Effective Time occurs after February 28, 2022, wages and commission rate and bonus opportunities, that, in the aggregate, are at least equal to those that were provided to the Continuing Employee immediately prior to the Effective Time and (ii) employee benefits (but not incentive compensation) that are no less favorable, in the aggregate, than the employee benefits (but not incentive compensation) that were provided to the Continuing Employee immediately before the Effective Time, provided that Parent may reduce employee benefits of a Continuing Employee to the extent that the reduction applies on a uniform basis to the Continuing Employees and other similarly situated employees of Parent. Parent will, or will cause the Surviving Corporation or any of their respective subsidiaries to, provide to each Continuing Employee whose employment terminates during the one-year period following the Effective Time severance benefits that are no less favorable than the severance benefits required under the severance plan, policy or arrangement covering the Continuing Employee in effect immediately prior to the date of the Merger Agreement. During the one-year period following the Effective Time, severance benefits offered to each Continuing Employee will be determined without taking into account any reduction after the Effective Time in compensation paid to such Continuing Employee (other than any reduction permitted as described in this paragraph).

With respect to any health and welfare plan maintained by Parent or its affiliates in which any Continuing Employee is eligible to participate at or after the Effective Time, Parent will, or will cause its affiliates (including the Surviving Corporation) to, use its reasonable best efforts to (i) waive, or cause to be waived, preexisting conditions, limitations, exclusions, actively-at-work requirements and waiting periods with respect to participation by and coverage of the Continuing Employees to the same extent the preexisting conditions, limitations, exclusions, actively-at-work requirements and waiting periods were not applicable under any comparable plan of the Company prior to the Effective Time and (ii) recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations to the same extent as the Continuing Employee was entitled, prior to the Effective Time, to recognition of such co-payments, deductibles and similar expenses under any Company plan. With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, and any other benefit plan, programs, agreements and arrangements maintained by Parent or its affiliates in which any Continuing Employee is eligible to participate at or after the Effective Time, for all purposes, the Continuing Employee’s service with the Company or any of its subsidiaries prior to the Effective Time will be treated as service with Parent and its affiliates to the same extent as the Continuing Employee was entitled, before the Effective Time, to credit for such service under any analogous Company plan, provided this does not apply to the extent that it would result in any duplication of benefits for the same period of service.

Executive Officer Employment Agreement Severance Benefits and Company Severance Policy

The Company previously entered into offer letters with certain of the executive officers, including certain of the named executive officers, establishing key elements of compensation in addition to the Company’s generally applicable plans and programs, which include certain restrictive covenants, such as those prohibiting post-employment competition or solicitation. These arrangements do not provide for severance benefits in the context of any termination, other than Mr. Pfirrman’s offer letter, whose offer letter provides that if the Company terminates his employment prior to January 1, 2023 without cause (as such term is defined in Mr. Pfirrman’s offer letter), he will continue to receive his base salary paid on a bi-weekly basis for a period of thirty-six months and, if his termination is an eligible termination event under the Severance Policy described below, he may receive additional severance benefits. The Company also previously implemented Parent’s Enterprise Severance Policy (the “Severance Policy”), which provides post-termination benefits for eligible employees, including the Company’s active executive officers (including named executive officers), who do not otherwise have any contractual right to severance benefits. The Severance Policy provides severance benefits to employees whose positions are involuntarily terminated (“eligible employees”). Pursuant to the Severance Policy, an eligible named executive officer would be entitled to a lump sum cash severance payment equal to at least 26 weeks of base salary, plus three weeks of base salary per year of service with the Santander group after five years of service, subject to a maximum severance payment of 52 weeks of base salary. In addition, eligible employees who elect to continue their medical, dental, and/or vision benefits under COBRA will be eligible for fully subsidized premiums for the first three months following their termination of employment, and would be eligible for six months of outplacement services through the Company’s chosen vendor. In the Merger Agreement, Parent agreed to maintain the level of severance benefits for a period of 12 months following the Effective Time. The Merger does not itself result in the entitlement of any executive officer to any severance payments or benefits. Based on the same assumptions set forth in footnote 1 to the “Golden Parachute Compensation Table,” the estimated aggregate cash severance payment for all of the Company’s executive officers who are not named executive officers, assuming a qualifying termination as of the Effective Time would be approximately $1,365,000.

Deferred Cash Awards

The agreements governing deferred cash awards provide that if the holder’s employment terminates due to the holder’s disability or death, termination by the Company or its affiliates without cause (as defined in the Company deferred cash award agreement), by the holder for good reason (as such term is defined in the holder’s offer letter, employment agreement, or other applicable service agreement with the Company or the holder’s employer), to the extent holder’s offer letter or employment agreement provides for severance in connection with a good reason termination of employment, or due to the holder’s retirement, then (subject to the holder executing a release in favor of the Company and its affiliates) any unvested portion of any deferred cash awards will cease to be subject to continued service vesting requirements. The Merger does not itself result in the acceleration of vesting of any deferred cash awards held by any executive officer. Based on the same assumptions set forth in footnote 1 to the “Golden Parachute Compensation Table,” the estimated aggregate value of the deferred cash awards for all of the Company’s executive officers who are not named executive officers, assuming a qualifying termination as of the Effective Time would be approximately $89,000.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (1) the Effective Time will occur on September 7, 2021 (which is the assumed date solely for purposes of this golden parachute compensation disclosure); (2) the employment of each named executive officer will be involuntarily terminated immediately following the Effective Time, entitling the named executive officer to receive the severance payments and benefits described above; (3) the named executive officer’s base salary remains unchanged from that in effect as of August 30, 2021; (4) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time; and (5) no named executive officer enters into a new agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. The Merger does not itself constitute a triggering event for the amounts set forth in the table, but the amounts set forth in the table will be payable if a termination of employment occurs at any time, including following the Effective Time.

NAME	CASH ($)(1)	EQUITY ($)(2)	PERQUISITES/ BENEFITS ($)		TOTAL ($)

Mahesh Aditya
Termination due to death	650,000	1,154,862	1,500,000	(3)	3,304,862
Termination due to disability	650,000	1,154,862	—		1,804,862
Termination by SC without cause	1,587,500	1,154,862	10,098	(4)	2,752,461
Termination by NEO for good reason	650,000	1,154,862	—		1,804,862
Change in control (no termination)	—	—	—		—

Fahmi Karam
Termination due to death	423,332	736,500.50	1,350,000	(3)	2,509,833
Termination due to disability	423,332	736,500.50	—		1,159,833
Termination by SC without cause	841,601	736,500.50	11,984	(4)	1,509,086
Termination by NEO for good reason	423,332	736,500.50	—		1,159,833
Change in control (no termination)	—	—	—		—

Sandra Broderick
Termination due to death	502,518	874,529.50	1,000,000	(3)	2,377,048
Termination due to disability	502,518	874,529.50	—		1,377,048
Termination by SC without cause	1,002,518	874,529.50	9,645	(4)	1,886,693
Termination by NEO for good reason	502,518	874,529.50	—		1,377,048
Change in control (no termination)	—	—	—		—
NAME	CASH ($)(1)	EQUITY ($)(2)	PERQUISITES/ BENEFITS ($)		TOTAL ($)

Christopher Pfirrman
Termination due to death	319,934	557,511	1,000,000	(3)	1,877,445
Termination due to disability	319,934	557,511	—		877,445
Termination by SC without cause	4,156,006	557,511	12,096	(4)	4,725,613
Termination by NEO for good reason	319,934	557,511	—		877,445
Change in control (no termination)	—	—	—		—

Joshua Baer
Termination due to death	273,465	472,851	1,050,000	(3)	1,796,316
Termination due to disability	273,465	472,851	—		746,316
Termination by SC without cause	648,465	472,851	12,096	(4)	1,133,412
Termination by NEO for good reason	273,465	472,851	—		746,316
Change in control (no termination)	—	—	—		—

(1)

Mr. Pfirrman would be entitled to severance pursuant to his offer letter and the named executive officers would be entitled to cash severance payments and benefits pursuant to the Severance Policy in the event of a termination by the Company without cause (as defined in the Severance Policy). For Mr. Karam, Ms. Broderick, Mr. Pfirrman, and Mr. Baer, these values also represent the value of accelerated vesting of long-term cash awards in the event of a termination in connection with the named executive officer’s death, disability, a termination by the Company without cause, or resignation for “good reason” (as defined in the Company’s bonus plan) pursuant to the terms of the Company’s bonus plan, and for such awards, the amounts reflected assume that all applicable performance targets for any performance-vesting awards are achieved and a qualifying termination as of the Effective Time. Parent agreed to maintain severance benefits for 12 months following the Effective Time pursuant to the Merger Agreement. The amounts attributable to the deferred cash awards and severance are as follows:

	Deferred Cash	Severance Policy	Offer Letter Severance	Total
Mahesh Aditya, CEO and President	650,000	937,500.00		1,587,500
Christopher Pfirrman, Chief Legal Officer and Secretary	319,934	959,018.00	2,877,054	4,156,006
Fahmi Karam, CFO	423,332	418,269.00		841,601
Josh Baer, Head of Pricing and Strategy	273,465	375,000.00		648,465
Sandra Broderick, Head of Operations	502,518	500,000.00		1,002,518

(2)

Represents the value of accelerated vesting of stock awards, based on the Offer Price of $41.50, assuming that all applicable performance targets for any performance-vesting awards are achieved and a qualifying termination of the named executive officer as of the Effective Time. If the Company RSUs were converted into restricted stock units to receive ADRs, the number of ADRs underlying the converted Company RSUs, assuming a price per ADR of $3.68 would be: Mahesh Aditya, 313,821.20 ADRs; Fahmi Karam, 200,136.01 ADRs; Sandra Broderick, 237,643.89 ADRs; Christopher Pfirrman 151,497.55 ADRs; and Joshua Baer, 128,492.12 ADRs.

(3)

Represents payment of life insurance proceeds under the Company’s standard policy equal to two times the named executive’s base salary, capped at $1,000,000. For Mr. Aditya, also represents payment of $500,000 for supplement life insurance benefits elected under the Company’s standard policy; and for Mr. Karam and Mr. Baer represents additional payments for supplement life insurance benefits elected under the Company’s standard policy.

(4)	This amount reflects three months of COBRA premiums and six months of outplacement services.

Executive Officer and Director Arrangements Following the Merger

Sandra Broderick is Head of Operations and Executive Vice President of the Company and Head of Operations and Senior Executive Vice President of Parent. During the year ended December 31, 2020, Parent owed the Company $216,000 for the share of compensation expense based on time allocation between her services to the Company and Parent. In addition, starting in 2018, certain employees of the Company and Parent provide services to each other. For the year ended December 31, 2020, the Company owed Parent approximately $15.5 million and Parent owed the Company approximately $7.5 million for such services. The existing offer letters for the Company’s executive officers, including named executive officers, will remain in place after the Merger. In addition, the Merger Agreement provides that from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, the directors of the Company (including the members of the Special Committee) at the Effective Time shall be the directors of the Surviving Corporation and the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

Rule 14d-10(d) Matters

Prior to the Acceptance Time, to the extent required, the Special Committee or other appropriate committee of the Board, as applicable, will take such steps to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act each employment compensation, severance or other employee benefit arrangement that have been or will be entered into after the date of the Merger Agreement by the Company or its subsidiaries or any affiliate of Parent with current or future directors, officers or employees of the Company or its subsidiaries and to ensure that any such arrangements satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Indemnification and Insurance

The Company’s directors and officers are entitled under the Merger Agreement to continued indemnification. Specifically, Parent has agreed, for a period of six years following the Effective Time, to and to cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company and its subsidiaries against any losses, damages, liabilities, costs, expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in respect of the such persons’ having served in such capacity prior to the Effective Time, in each case to the fullest extent permitted by the DGCL or any other applicable law or provided under the Company’s certificate of incorporation and bylaws in effect on the date of the Merger Agreement.

In addition, for six years after the Effective Time, Parent has agreed to cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws regarding elimination of liability of directors, indemnification of directors and officers and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement. The Merger Agreement also provides that Parent will, or will cause the Surviving Corporation to, maintain the Company’s officers’ and directors’ liability insurance policies (the “D&O Insurance”) for a period of six years. Alternatively, Parent may, or may cause the Surviving Corporation to, purchase comparable D&O Insurance for such six-year period to satisfy this insurance obligation. Parent and the Surviving Corporation will not be required to expend an annual premium amount of in excess of 300% of the current annual premium for the Company’s existing D&O Insurance (the “Maximum Amount”); provided that if the aggregate premiums would exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

In lieu of the D&O Insurance, prior to the Effective Time the Company may, at its option, purchase a “tail” directors’ and officers’ insurance policy and fiduciary liability insurance policy for the Surviving Corporation and its current and former directors and officers who are covered by the D&O Insurance coverage in effect as of the date of the Merger Agreement, with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the Company’s D&O Insurance policies in effect as of the date of the Merger Agreement with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that the cost of any such tail policy does not exceed the Maximum Amount.

Compensation of the Special Committee

The Special Committee consists of three independent and disinterested members of the Board, William Rainer, William Muir, and Robert McCarthy. For their service on the Special Committee, each of Mr. Rainer, Mr. Muir and Mr. McCarthy will be paid $75,000 and reimbursed for out of pocket expenses. The compensation to be paid to the members of the Special Committee was determined by the Special Committee in its sole discretion, and the payment of such compensation is not contingent on the entry by the Company into the Merger Agreement, the consummation of the Offer, the Merger, or any other transaction contemplated by the Merger Agreement or any other event.

Section 16 Matters

Pursuant to the Merger Agreement, the Company and the Board took appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the dispositions of Shares (including derivative securities with respect to such Shares) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act.

Item 4. THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Special Committee and the Board of Directors.

The Special Committee reviewed the terms and conditions of the Offer and the Merger with the assistance of its legal and financial advisors and has unanimously determined that the Merger Agreement and the Transactions are fair to and in the best interests of the Company’s stockholders (other than Parent, Purchaser and their affiliates) and unanimously recommended that (i) the Board approve, adopt and declare advisable the Merger Agreement and approve the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger to be effected under Section 251(h) of the DGCL and (ii) the stockholders of the Company tender their Shares into the Offer.

The Board has, upon the unanimous recommendation of the Special Committee, unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders (other than Parent, Purchaser and their affiliates), (ii) approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL, (iii) resolved that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares into the Offer (the actions of the Board in the foregoing clauses (i), (ii), (iii) and (iv), the “Company Board Actions”), in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

Background of the Offer and the Merger

The information set forth below regarding Parent or Purchaser not involving the Company, the Company Board or the Special Committee was provided by Parent and Purchaser, and none of the Company or any of its affiliates (other than Parent or Purchaser) or representatives assumes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of the Company or any of such affiliates or representatives participated.

The Company has been majority owned by Ultimate Parent since 2006 and by both Ultimate Parent and Parent since 2009. From time to time subsequent to the Company’s initial public offering in 2014 the Company has repurchased shares of its common stock from holders other than Parent. As a result of these repurchases, including a modified Dutch Auction issuer tender offer completed in March 2020, Parent’s percentage ownership of the Company’s common stock has increased with the result that since August 10, 2020, Parent has directly, and Ultimate Parent has indirectly, owned at least 80% of the outstanding Company common stock, permitting the consolidation of the Company with Parent.

Since the Company’s initial public offering Parent and Ultimate Parent have continually reviewed, considered and evaluated their ongoing investment in the Company and all potential options with respect thereto, including, among other possibilities, the potential purchase of all or a portion of the remaining outstanding shares of the Company’s common stock.

In mid-April, 2021, Mr. Timothy Ryan, the Chairman of the board of directors of Parent (the “Parent Board”), spoke by telephone with Mr. William Rainer, the Chairman of the Company Board, and requested that the Company Board form a special committee to make certain preparations for the possibility that Parent could determine to make a proposal to acquire the outstanding shares of Company common stock not held by Parent. Mr. Ryan advised Mr. Rainer that Parent had not determined whether it would make a proposal and did not indicate any terms that might be included in a proposal if one were to be made.

Mr. Rainer consulted with Covington & Burling LLP (“Covington”), counsel to the independent directors of the Company Board, regarding proposed resolutions for the formation of a special committee with appropriate powers and authority to review a proposal from Parent in the event one were made. Covington contacted Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), counsel to Parent, to discuss the scope of the proposed resolutions, and at that time Wachtell Lipton confirmed that Parent would not agree to sell any of its shares of Company common stock and was contemplating only a proposal to acquire the shares of Company common stock it did not already own.

On April 26, 2021, at a meeting of the Company Board held to consider Parent’s request, the Company Board adopted resolutions to establish the Special Committee consisting of Mr. Rainer, Mr. Robert McCarthy and Mr. William Muir, each of whom were determined by the Company Board to be independent and disinterested in the context of a potential transaction between Parent and the Company. The Company Board delegated to the Special Committee full power and authority to:

•

establish, approve, modify, monitor and direct the process and procedures related to the review and evaluation of a possible proposal by Parent to acquire all of the outstanding equity interests in the Company which are not already owned by Parent (a “Possible Transaction”), including the authority to determine not to proceed with any such process, procedures, review or evaluation;

•	respond to any communications, inquiries or proposals regarding a Possible Transaction;

•	review, evaluate, investigate, pursue and negotiate the terms and conditions of a Possible Transaction, including any related definitive agreements;

•

negotiate, execute and deliver and cause to be negotiated, executed and delivered any agreements or documents that the Special Committee may deem to be necessary or appropriate in connection with the authority granted to it by the Company Board (including, without limitation, any engagement letter, indemnification agreement, confidentiality agreement or exclusivity agreement) and to waive rights under all such agreements and documents;

•

determine whether a Possible Transaction is advisable and is fair to, and in the best interests of, the Company and its stockholders (or any subset of the stockholders of the Company that the special committee determines to be appropriate);

•	reject or recommend a Possible Transaction and notify the Company Board of such rejection or recommendation;

•	review, analyze, evaluate and monitor all proceedings and activities of the Company related to a Possible Transaction;

•	investigate the Company, Parent and any of its affiliates in connection with a Possible Transaction as it deems appropriate; and

•	take such other actions in furtherance of evaluating and negotiating a Possible Transaction as the Special Committee may deem to be necessary for the special committee to discharge its duties.

The Company Board also authorized the Special Committee to retain, at the Company’s expense, its own advisors to assist the Special Committee, and to determine the compensation that should be paid to the members of the Special Committee for their service on the Special Committee.

On April 26, the Special Committee met and resolved to engage Covington, as legal counsel to the Special Committee, and requested that Covington assist the Special Committee in contacting three investment banks to interview for an assignment representing the Special Committee as financial advisor in the Possible Transaction. The Special Committee contacted three investment banks it considered having the relevant experience to represent the Special Committee, of which two made presentations to the Special Committee.

On May 4, 2021, the Special Committee interviewed representatives of Piper Sandler & Co. (“Piper Sandler”) and another investment bank, for purposes of reviewing their relevant experience in the industry and with controlling stockholder transactions. The Special Committee also reviewed with the candidates any potential sources of conflicts that may arise from any relationships between the investment banks and Ultimate Parent and its affiliates. The Special Committee determined that Piper Sandler did not have any conflicts in acting as the Special Committee’s outside advisor based, in part, on the information provided by Piper Sandler regarding its relationship with the Company and its affiliates.

Following the meetings on May 4, the Special Committee determined that it would engage Piper Sandler to act as its financial advisor, subject to the receipt of a proposal from Parent and to review and approval of the Special Committee regarding the terms of Piper Sandler’s engagement.

Between May 5, 2021 and May 27, 2021, the Special Committee met several times to review the process for assessing the Company’s business, financial condition and prospects and any proposal that Parent may submit.

On May 7, 2021, the Company retained Hughes, Hubbard & Reed LLP (“Hughes Hubbard”) to act as counsel to the Company and the Company Board in connection with a potential transaction.

On May 28, 2021, without having made a proposal for a transaction with the Company, Parent advised the Special Committee that it would not be making a proposal at that time and did not have a timeline for when it may make a proposal, if one were to be made.

On June 4, 2021 at its regularly scheduled meeting, the Company Board disbanded the Special Committee.

On July 1, 2021, Parent submitted an unsolicited letter to Mr. Rainer, as Chairman of the Company Board, proposing a transaction that would result in Parent acquiring all of the outstanding shares of Company common stock that it did not own at a price of $39.00 per share, in cash.

The text of the letter delivered to the Company Board is set forth below:

July 1, 2021

Mr. William Rainer

Chairman of the Board of Directors

Santander Consumer USA Holdings Inc.

1601 Elm Street, Suite 800

Dallas, Texas 75201

Dear Bill,

Santander Holdings USA, Inc. (“SHUSA”) is pleased to submit this proposal to acquire all of the outstanding shares of common stock of Santander Consumer USA Holdings Inc. (the “Company” or “SC”) that are not currently owned by SHUSA, for a purchase price of $39.00 per share, in cash (our “Proposal”).

We believe that our Proposal reflects an attractive value to SC’s public shareholders. Specifically, $39.00 per share represents a premium of 7.4% to yesterday’s closing price of $36.32. This premium is on top of the Company’s strong share price gains since the beginning of the year, including relative to its peers, and reflects a 30.4% premium to SC’s average share price since January 1, 2021.

As you know, we currently beneficially own shares representing approximately 80% of the outstanding shares. Given our knowledge of the Company, we are in a position to proceed with the proposed transaction in an expedited manner.

Our Proposal is subject to the approval of the Company’s Board of Directors and the negotiation and execution of mutually acceptable definitive transaction documentation. We understand that a special committee of independent and disinterested directors (the “Special Committee”) of the Company’s Board of Directors (the “Board”) will consider our Proposal and make a recommendation to the Board.

In considering our Proposal, you should know that, in our capacity as a shareholder of the Company, we are interested only in acquiring the shares not already owned by us and that in such capacity we have no interest in selling any of the shares owned by us nor would we expect, in our capacity as a shareholder, to vote in favor of any alternative sale, merger or similar transaction involving the Company.

Please be aware that we reserve the right to withdraw or modify our Proposal in any manner at any time. No legal obligation with respect to the Proposal or any other transaction shall arise unless and until execution of mutually acceptable definitive transaction documentation between us and the Company.

In connection with our Proposal, we have engaged J.P. Morgan Securities LLC as our financial advisor and Wachtell, Lipton, Rosen & Katz as our legal advisor. We assume that the Special Committee will retain its own independent legal and financial advisors to assist in its review of our Proposal. We and our advisors look forward to working with the Special Committee and its advisors to expeditiously negotiate and consummate a mutually acceptable transaction. We are available at your convenience to discuss any aspects of our Proposal and this important transaction.

Sincerely,

SANTANDER HOLDINGS USA, INC.

/s/ T. Timothy Ryan Jr.

T. Timothy Ryan, Jr.

Chairman of the Board

On July 2, 2021, at a meeting of the Company Board held to consider Parent’s proposal, the Company Board reestablished the Special Committee with the same powers and authority that had been delegated to it in April.

On July 2, the Special Committee met and reengaged Covington, as legal counsel to the Special Committee, and resolved to engage Piper Sandler as its own outside financial advisor. The Special Committee determined that each member of the Special Committee should receive a fee of $75,000 for service on the Special Committee, and be reimbursed for out of pocket expenses, with no portion of the consideration contingent on the outcome of the Special Committee’s process.

On July 2, Parent filed the letter setting forth its proposal with the SEC in an amendment to its Schedule 13D.

On July 2, the Company issued a press release announcing that it had received Parent’s proposal, that the Company Board had formed the Special Committee, and that the Special Committee had retained Piper Sandler as its own outside financial advisor and Covington as its independent outside legal advisor.

Between July 3, 2021 and July 21, 2021, Piper Sandler reviewed materials made available by the Company’s management regarding the Company’s business and financial condition and prospects and held discussions with senior executives of the Company, including the Company’s Chief Executive Officer and Chief Financial Officer, to discuss this information.

During the period between July 3, 2021 and July 21, 2021, representatives of Piper Sandler (acting on behalf of and in accordance with the Special Committee’s directives) and representatives of J.P. Morgan Securities LLC (“J.P. Morgan”), financial advisor to Parent, acting at the direction of Parent, held discussions regarding the Special Committee’s anticipated timing for a response to Parent’s proposal. Also during this period Mr. Rainer and Mr. Ryan had communications regarding timing.

From July 6, 2021 to July 13, 2021, the Special Committee met several times in person or by videoconference, with representatives of Piper Sandler and Covington also in attendance, to review the process for assessing the Company’s business, financial condition and prospects and Parent’s proposal, and to obtain updates from Piper Sandler regarding its progress in reviewing and analyzing the Company and a potential transaction.

On July 14, 2021, the Special Committee met in Boston, Massachusetts, with representatives of Piper Sandler and Covington also in attendance, at which Piper Sandler reviewed the status of its review and analyses regarding the Company and a potential transaction. On July 21, 2021, the Special Committee met by videoconference, with representatives of Piper Sandler and Covington, at which Piper Sandler presented certain potential financial and strategic considerations and analyses regarding the Company and a potential transaction. At the July 21 meeting, after consultation with Piper Sandler regarding valuation and strategy, the Special Committee determined to make a counterproposal to Parent for a transaction priced at $43.25 per share of Company common stock. The Special Committee directed Piper Sandler to communicate this counterproposal to J.P. Morgan, and further directed Piper Sandler to advise Parent that the Special Committee would not be in a position to address any further proposals from Parent until the Company’s earnings were released on or about July 28, 2021.

On July 22, 2021, representatives of Piper Sandler communicated the Special Committee’s $43.25 counterproposal to representatives of J.P. Morgan.

Between July 22, 2021 and August 9, 2021, representatives of Piper Sandler and representatives of J.P. Morgan engaged in general discussions about a potential transaction. Mr. Rainer and Mr. Ryan also had telephonic discussions regarding the timing for proposed meetings between the parties, without any exchange of any revised proposal from Parent or revised counterproposals from the Special Committee.

On August 11, 2021, at the direction of Parent, representatives of J.P. Morgan communicated a revised proposal for a transaction priced at $39.75 per share to representatives of Piper Sandler, and requested a revised counterproposal from the Special Committee and for Mr. Rainer to meet with Mr. Ryan, together with representatives of Piper Sandler and J.P Morgan, in New York City as soon as practicable for further negotiations.

On August 11, 2021, the Special Committee met, with representatives of Piper Sandler and Covington also in attendance, to consider Parent’s revised proposal. At this meeting the Special Committee considered a number of factors, including the market price of the Company’s common stock prior to the July 2, 2021 announcement of Parent’s proposal, the trading history of the Company’s common stock since that announcement and since the July 28, 2021 announcement of the Company’s earnings through the second quarter of 2021, and its evaluation of the Company’s business, financial condition and prospects in consultation with Piper Sandler. Based on the foregoing considerations and after consultation with Piper Sandler regarding strategy, the Special Committee determined to make a revised counterproposal for a transaction priced at $42.75 per share. At the conclusion of the meeting the Special Committee directed Piper Sandler to communicate this revised counterproposal to J.P. Morgan, and further directed Piper Sandler to advise Parent that Mr. Rainer would be available to meet with Mr. Ryan on August 16, 2021, in New York City.

Between August 11, 2021 and August 15, 2021, Mr. Rainer and Mr. Ryan communicated regarding the timing for proposed meetings between the parties, without any exchange of any revised proposal from Parent or revised counterproposals from the Special Committee.

On August 12, 2021, the Special Committee met, with representatives of Piper Sandler and Covington also in attendance, to prepare for the meeting between Mr. Rainer and Mr. Ryan the following week. At this meeting the Special Committee reviewed the same considerations that had been reviewed at the August 11, 2021 meeting and after further consultation with Piper Sandler regarding strategy granted Mr. Rainer authority to negotiate further revised counterproposals with Parent at the meeting in New York City and to report back to the Special Committee.

On August 16, 2021, Mr. Rainer and Mr. Ryan, together with representatives of Piper Sandler, J.P. Morgan, Covington and Wachtell Lipton, met in New York City at the offices of Wachtell Lipton. During the course of this meeting Mr. Ryan, on behalf of Parent, and Mr. Rainer, on behalf of the Special Committee, exchanged further revised proposals and counterproposals, resulting in a proposal by Parent for a transaction priced at

$41.50 per share. After communicating with the other members of the Special Committee, Mr. Rainer advised Mr. Ryan that the Special Committee anticipated that it would support and recommend to the Company Board a transaction priced at $41.50 per share, subject to the negotiation of appropriate documentation.

On the night of August 17, 2021, Wachtell Lipton provided a draft of the Merger Agreement to Covington, which Covington provided to Hughes Hubbard on August 18, 2021, providing for the transaction to be effected by means of a tender offer by a wholly owned subsidiary of Parent followed by a merger of the subsidiary with and into the Company under the applicable provisions of Delaware law.

Between August 17, 2021 and the execution of the Merger Agreement on August 23, 2021, the parties and their respective legal and financial advisors exchanged numerous drafts of, and engaged in numerous discussions and negotiations concerning the terms of, the Merger Agreement and related disclosure schedules and annexes. Significant terms of discussion and negotiation included the conditions of the Offer, the scope of the Company’s representations and warranties and definition of the “Material Adverse Effect” qualification applicable to certain of them, the covenants that would apply to the Company during the period between execution and closing, the non-solicitation provisions and the ability of the Company Board to change its recommendation of the transactions contemplated by the Merger Agreement, and the treatment of outstanding Company restricted stock units in the transaction.

On August 23, 2021, the Parent Board held a meeting at which it approved the transaction and authorized Parent to enter into the Merger Agreement.

In the afternoon on August 23, 2021, the Special Committee held a meeting by videoconference, also attended by representatives of Piper Sandler and Covington, to discuss and review the draft Merger Agreement and to consider the proposed transaction. Representatives of Covington reviewed the duties of the members of the Special Committee and the terms of the draft Merger Agreement. Representatives of Piper Sandler reviewed with the Special Committee Piper Sandler’s financial analysis of the consideration proposed in the Offer. Piper Sandler then rendered its opinion to the Special Committee to the effect that, as of that date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its written opinion, the consideration of $41.50 per share of Company common stock in cash to be paid in the Offer and the Merger, taken together, was fair, from a financial point of view, to holders of shares of Company common stock (other than Parent, Purchaser and their respective affiliates). Following discussion, including of the factors summarized in “—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger,” after the close of trading, the members of the Special Committee unanimously determined that the Merger Agreement and the Transactions are fair to and in the best interests of the Company’s stockholders (other than Parent, Purchaser and their affiliates) and unanimously recommended that (i) the Board approve, adopt and declare advisable the Merger Agreement and approve the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger to be effected under Section 251(h) of the DGCL and (ii) the stockholders of the Company tender their Shares into the Offer.

On August 23, 2021, the Company Board held a meeting by videoconference, attended by representatives of Hughes Hubbard and Covington, to discuss and review the draft Merger Agreement, to receive the report of the Special Committee and to consider the proposed transaction. Representatives of Hughes Hubbard reviewed the duties of the directors and the relationships of certain of the directors with Parent and its affiliates other than the Company. Representatives of Covington reviewed the terms of the draft Merger Agreement and the process followed by the Special Committee in its review and evaluation of Parent’s proposal and negotiation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Following these presentations, representatives of Piper Sandler joined the meeting and reviewed with the Company Board Piper Sandler’s financial analysis of the consideration proposed in the Offer and the Merger, including Piper Sandler’s opinion that had been delivered to the Special Committee. Following discussion, including of the factors summarized in “—Reasons for the Offer and the Merger; Recommendation of the Special Committee;

Recommendation of the Board; Fairness of the Offer and the Merger,” the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders (other than Parent, Purchaser and their affiliates), (ii) approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL, (iii) resolved that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares into the Offer.

On August 23, 2021, the Company, Parent and Purchaser executed the Merger Agreement, and on August 24, 2021, prior to the opening of trading of Ultimate Parent’s shares on the Madrid stock exchange, each of the Company and Parent issued a press release announcing the execution of the Merger Agreement.

On September 7, 2021, Parent and Purchaser commenced the Offer and filed its Schedule TO.

Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Company Board; Fairness of the Offer and the Merger

Each of the Special Committee and the Company Board believes that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to the Company’s stockholders (other than Parent, Purchaser and their affiliates), and are in the best interests of the Company’s stockholders (other than Parent, Purchaser and their affiliates).

Special Committee

The Special Committee unanimously determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders (other than Parent, Purchaser and their affiliates) and unanimously recommended that (1) the Company Board approve, adopt and declare advisable the Merger Agreement and approve the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger to be effected under Section 251(h) of the DGCL, and (2) the stockholders tender their Shares into the Offer.

In determining the fairness of the Offer and the Merger, the Special Committee considered a number of factors, including the following non-exhaustive list of potentially favorable factors (not in any relative order of importance) that it believes support its unanimous determination and recommendation:

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Highest Value Reasonably Obtainable. The Special Committee believed that the Offer Price of $41.50 per Share represented the highest value reasonably obtainable for the Shares and that the Merger Agreement contained the most favorable terms to the Company to which Parent was willing to agree, based on the progress and outcome of their negotiations with Parent, including an increase in the transaction consideration to $41.50 per Share in cash from Parent’s initial proposal of $39.00 per Share and a number of changes in the terms and conditions of the Merger Agreement from the version initially proposed by Parent that were favorable to the Company;

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Economic Terms. The consideration to be received by the Company’s stockholders consists entirely of cash, which provides certainty, immediate value and liquidity to such stockholders, without incurring the inherent risks of continuing to independently operate the Company’s business;

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Premium. The price of $41.50 per Share to be received by the Company’s stockholders in the Offer represents a 14% premium to the $36.42 per share closing price of the Company common stock on July 1, 2021 (the last day prior to the announcement of Parent’s initial offer to acquire the remaining outstanding shares of the Company’s common stock);

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Current and Prospective Industry Conditions. Current conditions in the automotive lease financing industry are favorable to the Company: supply chain disruptions arising in part from the COVID-19 pandemic have led the demand for new and used vehicles to be at a historic high relative to available supply, with a corresponding increase in the valuation of used vehicles, and economic stimulus by the U.S. federal government has provided financial support to obligors under vehicle financings originated by the Company, with the result that the Company is currently experiencing historically low levels of defaults on its originated financings, and historically high levels of recovery on defaulted financings; the Company’s management projects these conditions to revert towards the long-term historic experience over the course of the medium term;

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Opportunity to Benefit from Company’s Excess Capital. The Company’s cash and cash equivalents significantly exceed the level of capital the Company’s management believes is required to operate the Company’s business, and the Company does not have ready opportunities to deploy this excess capital for acquisition or further investment in the Company’s business; the Transactions, including the Offer and the Merger, provide an opportunity for the Company’s stockholders to benefit from the value of this excess capital;

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Opinion of the Special Committee’s Financial Advisor. The opinion delivered by Piper Sandler to the Special Committee on August 23, 2021, which was initially oral and confirmed in a written opinion dated August 23, 2021, to the effect that, based upon and subject to the various assumptions and limitations set forth in the written opinion, as of August 23, 2021, the consideration of $41.50 per share of Company common stock in cash to be paid in the Offer and the Merger, taken together, was fair, from a financial point of view, to holders of shares of Company common stock (other than Parent, Purchaser and their respective affiliates) (see “Opinion of the Special Committee’s Financial Advisor”);

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High Likelihood of Closing. The likelihood that the Offer and the Merger would be completed, based on, among other things, (1) Parent’s financial ability to complete an acquisition transaction of this size, (2) the limited number and nature of the conditions to the completion of the Offer and the Merger, including Parent’s prior favorable experience obtaining approval of the Federal Reserve Board of Governors in connection with the Company’s share repurchases and the fact that there is no financing condition and no antitrust clearance condition and (3) the Company’s ability, pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement by Parent and to specifically enforce the terms of the Merger Agreement;

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Parent Not a Seller; Limited Opportunity Offer. Parent, which beneficially owns approximately 80% of the outstanding Shares, had advised of its unwillingness to consider the sale of any of its Shares or to vote in favor of any alternative sale, merger or similar transaction involving the Company, and any alternative transaction being impossible without the consent of Parent (see “—Background of the Offer and the Merger” above) and it is unlikely that any other potential acquirer will emerge or submit a competing or superior proposal in light of the fact that Parent has stated that it has no interest in selling any of the shares of Company common stock that it owns;

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Procedural Safeguards. The following procedural safeguards to ensure the fairness of the Transactions and to permit the Special Committee to represent the interests of the Company’s stockholders (other than Parent, Purchaser and their affiliates):

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the Special Committee consists solely of directors of the Company who were determined by the Company Board to be independent and disinterested in the context of a potential transaction between Parent and the Company, who are not officers or employees of the Company, and who do not otherwise have a conflict of interest or lack independence with respect to the Offer and the Merger, and the Special Committee was advised by and directed the review, evaluation and negotiation of the Offer and the Merger with its own legal and financial advisors;

•	the members of the Special Committee will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except for indemnification and continuing directors’ and officers’ liability insurance coverage, and the vesting of certain restricted stock units in the event a director is removed as a result of reducing the size of the Company Board;

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the resolutions of the Company Board referring consideration of the potential transaction with Parent to the Special Committee and confirming the Special Committee’s authority to perform its duties in connection with the potential transaction with Parent, including without, limitation, evaluating and negotiating the terms of any transaction with Parent and, if applicable, determining not to enter into a transaction with Parent; and

•	the availability to stockholders of appraisal rights as provided in the DGCL in connection with the Merger.

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The Merger Agreement. For the reasons noted below, the Special Committee believed that the provisions of the Merger Agreement were advisable and in the best interests of the Company and its stockholders (other than Parent, Purchaser or their affiliates). In particular:

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Change in Recommendation/Termination Right to Accept Superior Proposals. The Special Committee concluded that the provisions in the Merger Agreement were adequate to allow them to consider an alternative offer in a manner consistent with their fiduciary obligations to the Company and its stockholders, including that: (1) in the event the Company receives an acquisition proposal from a third party that constitutes or would be reasonably likely to lead to a superior proposal, the Company may furnish information to such a third party in regard to such superior proposal after signing a confidentiality agreement; (2) the Company Board or Special Committee may, in response to a superior proposal or in response to material facts, events, changes or developments in circumstances arising after the date of the Merger Agreement, withdraw, modify or amend its recommendation, recommend a superior proposal, or in the event a superior proposal is received, terminate the Merger Agreement, if the Company is not in breach of its non-solicitation obligations under the Merger Agreement and the Company Board or Special Committee determine in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable law, subject to Parent’s right to negotiate in good faith to make adjustments to the terms of the Merger Agreement; and (3) the Company and the Company Board are not restricted from making legally required disclosures to stockholders or issuing a “stop, look and listen” communication that identifies an alternative tender offer, states that it is under consideration and that the Company will advise holders of its position, and requests holders to defer making a determination until that time;

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No Termination Payment. The Special Committee considered that the Merger Agreement does not require the Company to make a termination payment to Parent if the Merger Agreement is terminated, including by Parent following a change in the Company Board’s recommendation to the Company’s stockholders or by the Company in connection with the receipt of a superior proposal;

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Outside Date. The Special Committee considered the fact that the outside closing date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement, allows for sufficient time to consummate the transactions contemplated by the Merger Agreement, but also prevents the Offer from being extended for an unreasonable amount of time;

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Extension of Offer Period. The Special Committee considered that, under certain circumstances set forth in the Merger Agreement, Parent is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

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Company Material Adverse Effect. The Special Committee considered the provision in the Merger Agreement that various changes, events, occurrences or developments related to the Company or its business, including the effects of stockholder litigation relating to the Offer and the Merger or of claims, demands or proceedings relating to appraisal rights, are specifically excluded from the determination of whether a “Company Material Adverse Effect” has occurred that otherwise would permit Parent and Purchaser to elect not to consummate the Offer.

In the course of its deliberations, the Special Committee also considered, among other things, the following non-exhaustive list of uncertainties and potentially negative factors (not in any relative order of importance):

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Forfeit Long-Term Opportunity. The fact that the Company will no longer exist as a public company and the Company’s public stockholders will forgo any participation in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

•	Parent’s Conditions to Closing. The conditions to Parent’s obligation to complete the Transactions and the right of Parent to terminate the Merger Agreement under certain circumstances;

•	Restrictions on Solicitation. The restrictions imposed by the Merger Agreement that preclude the Company from actively soliciting alternative proposals;

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Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that if the Offer and the Merger are not consummated, the trading price of the shares of Company common stock could be adversely affected;

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Restrictions on the Operation of the Company’s Business During the Pendency of the Deal. The restrictions imposed under the Merger Agreement on the conduct of the Company’s business prior to the completion of the Merger, which, subject to specific exceptions, could delay or prevent the Company from pursuing business opportunities that may arise or certain other actions it would otherwise take with respect to its operations absent the pending completion of the Offer and the Merger;

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No Requirement that the Company Continue to Pay Quarterly Dividends. The Merger Agreement generally restricts the Company from paying dividends or distributions to holders of shares of Company common stock, with an exception that would permit the Company to continue to pay quarterly cash dividends of up to $0.22 per share of Company common stock if declared by the Company Board, however there is no certainty that the Company Board will continue to declare quarterly dividends;

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Timing Risks. The amount of time it could take to complete the Offer and the Merger, including the risk that the Company and Parent may not receive the regulatory approval of the Federal Reserve necessary to complete the Offer or the Merger;

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No Majority of the Minority Condition. The fact that Parent’s proposal did not include a condition that any transaction between Parent and the Company be approved by holders of a majority of the shares of Company common stock other than the shares held by Parent and its affiliates, and that Parent had communicated it would not accept such a condition;

•	Risk of Litigation. The likelihood of stockholder litigation in connection with the Merger Agreement and the Transactions, including the Offer and the Merger; and

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Taxable Cash Consideration. The fact that the consideration in the Offer and the Merger consists of cash and will therefore be taxable to the Company’s stockholders who are subject to taxation for U.S. federal income tax purposes.

The preceding discussion of the information and factors considered by the Special Committee is not, and is not intended to be, exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Transactions and the complexity of these matters, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various reasons considered in reaching its determination. In addition, the Special Committee did not undertake to make any specific determination as to whether any particular reason, or any aspect of any particular reason, was dispositive to the ultimate determination of the Special Committee, but rather the Special Committee conducted an overall analysis of the reasons described above, including through its discussions with and questioning of the Company’s management as well as legal counsel and the Special Committee’s financial advisor.

Board of Directors

The Company Board, based on the unanimous recommendation of the Special Committee, has unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders (other than Parent, Purchaser and their affiliates), (ii) approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL, (iii) resolved that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares into the Offer.

The Company Board adopted the analyses and determinations of the Special Committee in its evaluation of the fairness of the Offer and the Merger. In determining the reasonableness of the Special Committee’s analysis and the fairness of the Offer and the Merger to the Company’s stockholders (other than Parent, Purchaser and their affiliates), the Company Board considered and relied upon the following reasons, among others:

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Unanimous Determination of the Special Committee. The unanimous determination by the Special Committee (1) that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders (other than Parent, Purchaser and their affiliates), (2) to recommend that the Company Board approve, adopt and declare advisable the Merger Agreement and approve the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger to be effected under Section 251(h) of the DGCL, and (3) to recommend that stockholders tender their Shares into the Offer;

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The Independence of the Special Committee. The Special Committee consists solely of directors of the Company who are independent directors who are unaffiliated with Parent and who are not officers or employees of the Company, and who do not otherwise have a conflict of interest or lack independence with respect to the Offer and the Merger; and

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Absence of Material Conflicts on the Special Committee. The members of the Special Committee will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except for indemnification and continuing directors’ and officers’ liability insurance coverage and the vesting of certain options and restricted stock units upon the closing.

The Special Committee and the Company Board did not appraise the assets of the Company to determine the liquidation value for the stockholders both because they considered the Company to be a viable going concern and the Special Committee and the Company Board did not believe that the orderly sale of the Company’s assets for cash and the subsequent distribution of proceeds from such sale was a practical alternative to the Transactions. Further, except in the context of a consideration of the Company’s excess capital, the Special Committee and the Company Board did not consider net book value, which is an accounting concept, for purposes of determining the fairness of the Offer Price to the Company’s stockholders, because net book value does not take into account the prospects of the Company or trends or business risks inherent in its industry. The Special Committee and the Company Board did not separately consider the Company’s going concern value as they believe that such value is adequately reflected in the various analyses summarized under “Opinion of the Special Committee’s Financial Advisor” below. Other than as described in this Schedule 14D-9, the Special Committee is not aware of any firm offers by any other person during the prior two years for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company’s assets or a purchase of the Company’s securities that would enable such person to exercise control of the Company.

In considering the Offer and the Merger, the Special Committee noted that Parent, which, together with its affiliates, beneficially owns approximately 80% of the outstanding shares of Company common stock, had expressed its unwillingness to consider the sale of its interest in the Company, and that any alternative transaction was impossible without Parent’s consent. Parent did not propose any alternative structures for the proposed transaction, and the tender offer and second-step merger structure provides for an efficient process for completing the transaction in a timely manner if the conditions to closing are satisfied. As such, the Special Committee did not consider any alternative means to accomplish the transaction.

The preceding discussion of the information and factors considered by the Company Board is not, and is not intended to be, exhaustive. In light of the variety of factors considered in connection with its evaluation of the transactions and the complexity of these matters, the Company Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various reasons considered in reaching its determination. In addition, the Company Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Company Board, but rather the Company Board conducted an overall analysis of the factors described above, including discussions with and questioning of the Company’s management as well as legal counsel.

Opinion of the Special Committee’s Financial Advisor.

The Special Committee retained Piper Sandler to act as its financial advisor in connection with the Special Committee’s consideration of a possible transaction involving the acquisition of the shares of Company common stock not held by Parent. The Special Committee selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm whose principal business specialty is financial services companies. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial services companies and their securities in connection with tender offers, mergers and acquisitions and other corporate transactions.

As financial advisor to the Special Committee in connection with the proposed Offer and Merger, Piper Sandler participated in certain of the negotiations leading to the execution of the Merger Agreement. At the August 23, 2021 meeting at which the Special Committee considered the Offer, the Merger and the Merger Agreement, Piper Sandler delivered to the Special Committee its oral opinion, which was subsequently confirmed in writing on August 23, 2021, to the effect that, as of such date, the $41.50 cash consideration in the Offer and the Merger, taken together, was fair, from a financial point of view, to the holders of Company common stock (other than Parent, Purchaser and their respective affiliates). The full text of Piper Sandler’s opinion is attached as Annex B to this document and is incorporated by reference herein in its entirety. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Company common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed Offer and Merger.

Piper Sandler’s opinion was directed to the Special Committee (in its capacity as such) in connection with its consideration of the Merger Agreement, the Offer and the Merger and does not constitute a recommendation to any stockholder of the Company as to how any such stockholder should act with respect to the Offer or the Merger, including, without limitation, whether such stockholder should tender their shares of Company common stock in the Offer. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the $41.50 cash consideration to the holders of Company common stock (other than Parent, Purchaser and their respective affiliates) and did not address the underlying business decision of the Company to engage in the Offer and the Merger, the form or structure of the Offer, the Merger or the other Transactions, the relative merits of the Offer and the Merger as compared to any alternative transactions or business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Piper Sandler expressed no opinion as to the amount or nature of the compensation to be received in the Offer or the Merger by any officer, director or employee of the Company, or any class of such persons, if any, relative to the amount of compensation to be received by any other stockholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.

In connection with its opinion, Piper Sandler reviewed and considered, among other things:

•	a draft of the Merger Agreement, dated August 22, 2021;

•	certain publicly available financial statements and other historical financial information of the Company that Piper Sandler deemed relevant;

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internal financial projections for the Company for the years ending December 31, 2021 through December 31, 2024, as provided by the senior management of the Company, as well as estimated net income and earnings per share growth rates for the Company for the years ending December 31, 2025 and December 31, 2026, as reviewed and discussed with the Special Committee;

•	the publicly reported historical price and trading activity for Company common stock;

•	a comparison of certain financial information and trading activity for the Company with similar companies for which information was publicly available;

•	the current market environment generally and the banking and consumer finance environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

Piper Sandler also discussed with certain members of the senior management of the Company the business, financial condition, results of operations and prospects of the Company.

In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to or discussed with Piper Sandler by the Company or its representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the senior management of the Company that it was not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Piper Sandler was not asked to and did not undertake an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company, nor was Piper Sandler furnished with any such evaluations or appraisals. Piper Sandler rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of the Company. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of the Company, and Piper Sandler did not review any individual credit files relating to the Company. Piper Sandler assumed, with the consent of the Special Committee, that the allowances for loan losses for the Company were adequate to cover such losses.

In preparing its analyses, Piper Sandler, with the consent of the Special Committee, used internal financial projections for the Company for the years ending December 31, 2021 through December 31, 2024, as provided by the senior management of the Company, as well as estimated net income and earnings per share growth rates for the Company for the years ending December 31, 2025 and December 31, 2026, as reviewed and discussed with the Special Committee. With respect to the foregoing information, the senior management of the Company confirmed to Piper Sandler that such internal financial projections reflected the best currently available estimates of senior management of the future financial performance of the Company, and Piper Sandler assumed, with the consent of the Special Committee, that such net income and earnings per share growth rates represented reasonable estimates. Piper Sandler expressed no opinion as to such information, or the assumptions on which such information was based. Piper Sandler also assumed that there was no material change in the Company’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analyses that the Company would remain as a going concern for all periods relevant to its analyses.

Piper Sandler also assumed, with the Special Committee’s consent, that (i) each of the parties to the Merger Agreement would comply in all material respects with all material terms and conditions of the Merger Agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company, Parent, the Offer, the Merger or any related transactions, and (iii) the Offer, the Merger and any related transactions would be consummated in accordance with the terms of the Merger Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, Piper Sandler expressed no opinion as to any legal, accounting and tax matters relating to the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Piper Sandler’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date of the opinion. Events occurring after the date of Piper Sandler’s opinion could materially affect the opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of Piper Sandler’s opinion. Piper Sandler expressed no opinion as to the trading value of Company common stock at any time.

In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to the Special Committee, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s selected public comparables analysis described below is identical to the Company. Accordingly, an analysis of comparable companies involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of the Company and Parent and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the consideration in the Offer and the Merger on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of the Company, Parent and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Special Committee at its August 23, 2021 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of Company common stock or the prices at which Company common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by the Special Committee in making its recommendation to approve the Merger Agreement and the analyses described below should not be viewed as determinative of the decision of the Special Committee with respect to the fairness of the consideration in the Offer and the Merger.

Implied Transaction Metrics.

Based on the $41.50 cash consideration in the Offer and the Merger, Piper Sandler calculated the following implied transaction metrics:

Transaction Price Per Share /
2020A Earnings per Share	14.5x
2021E Earnings per Share (Analyst Consensus)	4.3x
2022E Earnings per Share (Analyst Consensus)	9.8x
2021E Earnings per Share (Company Estimates)[1]	4.9x
2022E Earnings per Share (Company Estimates)[1]	9.9x
6/30/2021 Tangible Book Value per Share	1.80x
6/30/2021 Total Loss Absorbing Capital per Share[2]	1.05x

1	Based on internal Company management estimates.
2	Total Loss Absorbing Capital (“TLAC”) is the sum of the Company’s Reserves and Tangible Equity.

Dividend Discount Model Analysis.

Piper Sandler performed an analysis that estimated the net present value per share of the Company common stock under various circumstances. Piper Sandler assumed that the Company performed in accordance with internal financial projections for the Company for the years ending December 31, 2021 through December 31, 2024, as provided by the senior management of the Company, as well as estimated net income and earnings per share growth rates for the Company for the years ending December 31, 2025 and December 31, 2026, as reviewed and discussed with the Special Committee, and also assumed that on an annual basis the Company would distribute any excess capital beyond the capital necessary to maintain the Company’s publicly available CET1 ratio target of 11.5%.

To approximate the terminal value of shares of Company common stock at December 31, 2026, Piper Sandler applied terminal price / earnings multiples ranging from 6.6x to 8.6x. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 14.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Company common stock.

As illustrated in the following table, the analysis indicated imputed values per share of Company common stock when applying different terminal price / earnings multiples and discount rates. Piper Sandler reviewed the full range from $34.17 to $43.85, as well as an inner range (from $36.34 to $41.17).

Terminal PE Multiple	Discount Rate
	10%	11%	12%	13%	14%
6.6x	$38.35	$37.23	$36.16	$35.14	$34.17
7.1x	$39.72	$38.54	$37.42	$36.34	$35.32
7.6x	$41.10	$39.86	$38.67	$37.54	$36.47
8.1x	$42.48	$41.17	$39.93	$38.75	$37.62
8.6x	$43.85	$42.49	$41.19	$39.95	$38.77

Piper Sandler then derived the following range of implied values per share of Company common stock from the above imputed values:

Implied Per Share Value Range for Company Common Stock:
$36.34 to $41.17

During the August 23, 2021 meeting of the Special Committee, Piper Sandler noted that the dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Excess Capital Analysis.

Piper Sandler performed an analysis that estimated the value per share of Company common stock by adding total excess capital per share to the core implied value per share. Total excess capital per share was calculated using different CET1 ratio targets ranging from 10.0% to 13.0% and Company management’s estimated December 31, 2021 risk-weighted assets. The core implied value per share was calculated by applying different price to earnings multiples ranging from 6.6x to 8.6x to the Company’s earnings per share first using internal financial projections for the Company’s estimated earnings per share for the year ending December 31, 2022 as provided by the senior management of the Company and then using the Company’s long term earnings average. The long term earnings average was calculated based on historical and estimated earnings from the years ending December 31, 2018 to December 31, 2024 (excluding 2021).

As illustrated in the following tables, the analysis indicated imputed values per share of Company common stock when applying different price / earnings multiples and CET1 ratio targets. For the first table, Piper Sandler reviewed the full range from $35.24 to $46.87, as well as an inner range (from $38.17 to $43.99). For the second table, Piper Sandler reviewed the full range from $32.43 to $43.21, as well as an inner range (from $35.15 to $40.54).

Based on Company Management’s 2022 EPS Forecast

	CET1 Ratio
PE Multiple	10.00%	10.75%	11.50%	12.25%	13.00%
6.6x	$39.47	$38.41	$37.35	$36.30	$35.24
7.1x	$41.32	$40.27	$39.22	$38.17	$37.12
7.6x	$43.17	$42.13	$41.09	$40.05	$39.01
8.1x	$45.02	$43.99	$42.96	$41.92	$40.89
8.6x	$46.87	$45.85	$44.82	$43.80	$42.78

Based on the Company’s Long Term Earnings Average

	CET1 Ratio
PE Multiple	10.00%	10.75%	11.50%	12.25%	13.00%
6.6x	$36.67	$35.61	$34.55	$33.49	$32.43
7.1x	$38.30	$37.25	$36.20	$35.15	$34.10
7.6x	$39.94	$38.90	$37.86	$36.82	$35.77
8.1x	$41.58	$40.54	$39.51	$38.48	$37.45
8.6x	$43.21	$42.19	$41.17	$40.14	$39.12

Piper Sandler then derived the following range of implied values per share of Company common stock from the above imputed values:

Implied Per Share Value Ranges for Company Common Stock:
Based on Company Management’s 2022 EPS Forecast	$38.17 to $43.99
Based on the Company’s Long Term Earnings Average	$35.15 to $40.54

Hypothetical Stock Buyback Analysis.

Piper Sandler performed an analysis that estimated the value of shares of Company common stock after giving effect to the assumed earnings per share accretion / (dilution) to Company common shares that could occur if the Company were to hypothetically repurchase outstanding common shares in the year ending December 31, 2021 using the Company’s total excess capital calculated based on the Company’s publicly available CET1 ratio target of 11.5% and Company management’s estimated December 31, 2021 risk-weighted assets, which analysis did not take into account that Parent would not be interested in selling its shares of Company common stock. Implied values per share were calculated by applying different price to earnings multiples ranging from 6.6x to 8.6x to the Company’s 2022 earnings per share (as adjusted for the accretive impact of the hypothetical stock buyback) first using internal financial projections for the Company’s estimated earnings per share for the year ending December 31, 2022 as provided by the senior management of the Company and then using the Company’s long term earnings average. The long term earnings average was calculated based on historical and estimated earnings from the years ending December 31, 2018 to December 31, 2024 (excluding 2021).

The analysis indicated that the hypothetical stock buyback described above could be accretive to the Company’s 2022 estimated earnings per share by approximately 30.8% using internal financial projections for the Company’s estimated earnings per share for the year ending December 31, 2022 as provided by the senior management of the Company and by approximately 38.7% using the Company’s long term earnings average. As illustrated in the following table, the analysis indicated imputed values per share of Company common stock when applying different price / earnings multiples. For the first analysis, Piper Sandler reviewed the full range from $36.08 to $47.02, as well as an inner range (from $38.82 to $44.28). For the second analysis, Piper Sandler reviewed the full range from $32.03 to $41.75, as well as an inner range (from $34.46 to $39.32).

	Price to 2022E EPS Multiple
	6.6x	7.1x	7.6x	8.1x	8.6x
Based on Company Management’s 2022 EPS Forecast
Price at Assumed Pro Forma Multiple	$36.08	$38.82	$41.55	$44.28	$47.02

Based on the Company’s Long Term Earnings Average
Price at Assumed Pro Forma Multiple	$32.03	$34.46	$36.89	$39.32	$41.75

Piper Sandler then derived the following range of implied values per share of Company common stock from the above imputed values:

Implied Per Share Value Ranges for Company Common Stock:
Based on Company Management’s 2022 EPS Forecast	$38.82 to $44.28
Based on the Company’s Long Term Earnings Average	$34.46 to $39.32

Selected Public Comparables Analysis.

Piper Sandler used publicly available information to compare selected financial information for the Company with two groups of financial services companies which were considered similar to the Company and were selected by Piper Sandler based on its experience and judgment. One group included four consumer finance companies (the “Consumer Finance Comparables”) and the other group included three additional financial services companies (the “Additional Companies”). The Consumer Finance Comparables consisted of the following companies: Capital One Financial Corporation, Ally Financial Inc., Credit Acceptance Corporation and OneMain Holdings, Inc. The Additional Companies consisted of the following companies: Discover Financial Services, Synchrony Financial and Alliance Data Systems Corporation.

As illustrated below, the analysis compared publicly available financial information for the Company and implied transaction metrics for the Company based on the $41.50 cash consideration in the Offer and the Merger with corresponding data for the Consumer Finance Comparables and the Additional Companies as of March 31, 2021 (unless otherwise noted) with pricing data as of August 20, 2021 (unless otherwise noted). The table below sets forth the data for the Company, the median data for the Consumer Finance Comparables, the median data for the Additional Companies and the overall median, mean, low and high data for the Consumer Finance Comparables and the Additional Companies. Certain financial data presented in the table presented below may not correspond to the data presented in the Company’s historical financial statements, as a result of the different periods, assumptions and methods used by Piper Sandler to compute the financial data presented.

	Consumer Finance Comparables Median		Additional Companies Median		Overall High		Overall Median
ROAA (%)	4.52%		3.47%		11.91%		3.47%
ROAE (%)	29.26%		43.50%		45.41%		38.77%
Tangible Common Equity Ratio (%)	9.70%		10.70%		30.67%		10.62%
Common Equity Tier 1 Ratio (%)	12.91%		16.75%		17.80%		15.10%
Price / Tangible Book Value (x)	2.85	x	3.23	x	7.31	x	3.23	x
Price / Book Value (x)	1.69	x	2.21	x	3.97	x	2.10	x
Price / LTM EPS (x)	6.7	x	8.1	x	11.2	x	6.8	x
Price / 2021E EPS (x)	6.7	x	7.9	x	12.6	x	7.1	x
Price / 2022E EPS (x)	8.6	x	9.6	x	14.4	x	9.6	x
YTD Price Change (%)	55.6%		40.6%		70.2%		41.7%
YTD Total Return (%)	56.6%		42.3%		72.4%		44.0%
1/1/2021 to 7/1/2021 Price Change (%)	36.0%		40.8%		59.0%		40.8%
1/1/2021 to 7/1/2021 Total Return (%)	40.0%		42.3%		59.9%		42.3%
7/1/2021 to 8/20/2021 Price Change (%)	4.4%		0.7%		28.1%		1.8%
7/1/2021 to 8/20/2021 Total Return (%)	5.0%		0.8%		27.6%		2.2%

	Overall Mean		Overall Low		Company
ROAA (%)	4.78%		1.56%		5.84%
ROAE (%)	33.38%		18.87%		48.82%
Tangible Common Equity Ratio (%)	12.08%		3.04%		14.71%
Common Equity Tier 1 Ratio (%)	14.83%		11.32%		18.10%
Price / Tangible Book Value (x)	3.44	x	1.25	x	1.78	x1
Price / Book Value (x)	2.29	x	1.22	x	1.75	x1
Price / LTM EPS (x)	7.6	x	5.4	x	4.5	x1
Price / 2021E EPS (x)	7.5	x	5.2	x	4.9	x1,2
Price / 2022E EPS (x)	9.1	x	6.2	x	9.9	x1,2
YTD Price Change (%)	43.1%		15.2%		87.3%
YTD Total Return (%)	47.3%		23.7%		92.6%
1/1/2021 to 7/1/2021 Price Change (%)	39.2%		25.5%		65.4%
1/1/2021 to 7/1/2021 Total Return (%)	41.7%		30.8%		69.2%
7/1/2021 to 8/20/2021 Price Change (%)	3.0%		-15.0%		13.2%
7/1/2021 to 8/20/2021 Total Return (%)	3.7%		-15.7%		13.6%

1	Implied transaction metrics based on $41.50 cash consideration in the Offer and the Merger.
2	Based on internal Company management estimates.

Piper Sandler then derived the following range of implied values per share of Company common stock by applying the price to calendar year 2022 estimated earnings per share multiples of Ally Financial Inc. (7.4x) and Capital One Financial Corporation (9.8x) (on which the 8.6x median multiple of the Consumer Finance Comparables was based) to the Company’s estimated calendar year 2022 estimated earnings per share based on internal financial projections for the Company’s estimated earnings per share for the year ending December 31, 2022 as provided by the senior management of the Company:

Implied Per Share Value Range for Company Common Stock:
Based on Price / 2022 Estimated Earnings per Share	$30.79 to $40.95

Other Presentation Materials Provided by Piper Sandler to the Special Committee.

In addition to the financial presentation, dated August 23, 2021, described above, Piper Sandler also provided the following written presentation materials to the Special Committee, copies of which will be attached as exhibits to the Schedule 13E-3 to be filed with the SEC in connection with the Transactions:

•

Discussion Materials, dated July 14, 2021, containing, among other things, (i) a summary of Parent’s initial proposal, (ii) a summary of the Company’s stock performance relative to selected companies, (iii) a review of the Company’s financial performance and research analyst’s expectations, (iv) certain factors affecting valuation, and (v) a preliminary precedent transactions analysis;

•

Discussion Materials, dated July 21, 2021, containing, among other things, various preliminary financial analyses based on a dividend discount model, excess capital sensitivity, a hypothetical stock buyback, precedent minority buy-in transactions, public trading comparables and a merger arbitrage model;

•	Update Materials, dated August 11, 2021, containing, among other things, implied transaction statistics at various prices and updated trading data for public trading comparables and the Company; and

•

Discussion Materials, dated August 12, 2021, containing, among other things, implied transaction statistics at various prices and updated preliminary financial analyses based on a dividend discount model, excess capital sensitivity, a hypothetical stock buyback, precedent minority buy-in transactions, public trading comparables and a merger arbitrage model.

The foregoing presentation materials primarily addressed the continued negotiations surrounding the proposed per share consideration value in the proposed transaction. None of the foregoing presentation materials, alone or together, constitute, or form the basis of, an opinion of Piper Sandler with respect to the Offer Price or otherwise and were presented solely for discussion purposes and to develop negotiation strategy. Any analyses contained in the foregoing presentation materials were subject to further updating and subject to the final financial analyses provided by Piper Sandler to the Special Committee dated August 23, 2021. All of these analyses were necessarily based on economic, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the dates on which Piper Sandler performed such analyses. Accordingly, changes in conditions and other information may have caused the results of the financial analyses to differ.

Piper Sandler’s Relationship.

Piper Sandler is acting as the Special Committee’s financial advisor in connection with the Offer and the Merger and will receive a fee for such services in an amount equal to $10,000,000, an initial portion (10%) of which fee became payable in connection with the engagement of Piper Sandler and a significant portion (60%) of which fee is contingent upon the closing of the Offer and the Merger. Piper Sandler also received a $3,000,000 fee from the Company for rendering its opinion, which opinion fee will be credited in full towards the portion of the advisory fee which will become payable to Piper Sandler upon closing of the Offer and the Merger. The Special Committee has also agreed to cause the Company to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.

In connection with its engagement, Piper Sandler was not asked to, and did not, solicit indications of interest in a potential transaction with the Company from other parties. Piper Sandler did not provide any other investment banking services to the Company in the two years preceding the date of its opinion nor did Piper Sandler provide any investment banking services to Parent in the two years preceding the date of its opinion. In the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to the Company and its affiliates. Piper Sandler may also actively trade the equity and debt securities of the Company and its affiliates, including Santander, for Piper Sandler’s own account and for the accounts of Piper Sandler’s customers.

Company Management’s Unaudited Prospective Financial Information

The Company does not as a matter of course publicly disclose financial estimates, projections or forecasts as to future performances, revenues, earnings or other results given, among other things, the uncertainty and subjectivity of the underlying assumptions and estimates inherent in preparing financial estimates, projections and forecasts. Moreover, the Company’s internally prepared unaudited financial estimates presented below were based on estimates, assumptions and judgments made by management at the respective times of their preparation and speak only as of such times. Except as required by law, the Company has no obligation to update the financial estimates included in this Schedule 14D-9 or otherwise revise or reconcile such financial estimates to reflect circumstances existing after the date such financial estimates were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the estimates are shown to be in error. It has not done so and does not intend to do so.

The unaudited financial estimates concern the Company on a stand-alone basis, without giving effect to the Offer and Merger, and were made available to the Special Committee in its review and evaluation of the Offer and Merger and to the Special Committee’s financial advisor in connection with its opinion to the Special Committee and related financial analyses (see the section entitled “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor” for more information). The summary of these financial estimates is not being included in this Schedule 14D-9 to influence any Company stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because these unaudited financial estimates were provided to the Special Committee and to the Special Committee’s financial advisor in connection with the Offer and Merger as described herein.

You should note that the financial estimates set forth below constitute forward-looking statements. Please see the section entitled “Item 8. Additional Information—Forward-Looking Statements” for more information. You should also note that the financial estimates were not prepared with a view toward public disclosure or with a view toward complying with GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Certain of the financial estimates may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. Such non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows, as a measure of liquidity. The financial estimates were prepared utilizing the Company’s historical internal forecast approach and does not give effect to the adoption of any new accounting pronouncements. The Company does not provide a reconciliation of the forward-looking non-GAAP financial measures to the comparable GAAP financial measures because it is unable to reasonably predict certain items contained in the GAAP measures, including non-recurring and infrequent items that are not indicative of the Company’s ongoing operations. These items are uncertain, depend on various factors and could have a material impact on the Company’s GAAP results for the applicable period.

The prospective financial information included in this section “Company Management’s Unaudited Prospective Financial Information” has been prepared by, and is the responsibility of, the Company’s management. Neither the Company’s independent registered public accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial estimates set forth below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the financial estimates.

The financial estimates set forth below should not be relied upon as necessarily indicative of actual future results, and readers of this Schedule 14D-9 are cautioned not to place undue reliance on such financial estimates. The financial estimates should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere and incorporated by reference in this Schedule 14D-9. The Company stockholders are urged to review the Company’s most recent SEC filings for a description of the Company’s reported results of operations and financial condition and capital resources during 2021, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q for the second quarter ended June 30, 2021. Furthermore, since the financial estimates cover multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. Although the financial estimates are presented with numerical specificity, the financial estimates reflect assumptions, estimates and judgments that are inherently uncertain and, although considered reasonable by the Company management as of the date of their use in preparing the financial estimates, are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial estimates set forth below, including, among others, risks and uncertainties due to general business, economic, regulatory, market and financial conditions, as well as changes in the Company’s business, financial condition or results of operations, and other risks and uncertainties described below in “Item 8. Additional Information–Forward-Looking Statements.” Accordingly, the financial estimates set forth below may not necessarily be indicative of the actual future performance of the Company, or the Company after consummation of the Merger, and actual results may differ materially from those presented. Inclusion of the financial estimates set forth below should not be regarded as a representation by the Company, Piper Sandler or their respective affiliates, officers, directors, advisors or other representatives or any other person that the results estimated will necessarily be achieved, and they should not be relied on as such. There can be no assurance that the prospective results will be realized or that actual results will not be significantly different than estimated. Furthermore, the financial estimates set forth below may differ from publicized analyst estimates and forecasts and do not take into account any circumstances or events occurring after the date they were prepared.

For use by management in the ordinary course to manage its business and subsequently made available to the Special Committee in connection with the Offer and Merger, the Company’s management prepared GAAP profit and loss estimates (the “Company Management Estimates”) regarding the Company on a stand-alone basis for calendar years 2021 through 2024, as summarized in the table below. Company management made various assumptions when preparing the unaudited Company Management Estimates. These assumptions included the risks and probability of success of the Company’s loan originations in general, loan originations from Santander, and continuation of its agreement with FCA US LLC (formerly Chrysler Group LLC) with no new material OEM relationships, along with estimated operational costs and other market and financial conditions and other future events, the results of which are reflected in the table below. The Company Management Estimates presented below are included solely to give the Company stockholders access to certain long-range financial projections that were used by the Special Committee and Piper Sandler.

In light of the foregoing factors and the uncertainties inherent in these estimates, Company stockholders are cautioned not to place undue, if any, reliance on these estimates.

The Company’s financial estimates include the measures listed below:

GAAP Financials ($ in millions, except per share data)	2021	2022	2023	2024
Total Finance and Interest Income	7,854	7,569	7,734	7,925
Net Finance and Interest Income	5,369	5,113	5,208	5,482
Net Credit Loss	(1,176)	(2,462)	(2,726)	(2,894)
Provision for loan losses	(929)	(2,412)	(2,642)	(2,871)
Other Income	309	275	275	274
Operating Expenses	(1,338)	(1,371)	(1,374)	(1,404)
Net Income Before Tax	3,255	1,572	1,439	1,454
Net Income	2,478	1,195	1,094	1,105
Shares Outstanding (Diluted)	294	286	277	269
EPS (Diluted)	8.42	4.18	3.94	4.11

Intent to Tender

To the knowledge of the Company after reasonable inquiry, the executive officers and directors of the Company currently do not intend to tender Shares held of record or beneficially owned by such persons in the Offer.

Item 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

In connection with Piper Sandler’s services as financial advisor to the Special Committee, the Company has agreed to pay Piper Sandler an aggregate fee of $10,000,000, a significant portion (60%) of which fee is contingent upon the closing of the Offer and the Merger. See “Piper Sandler’s Relationship” in Item 4.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, the Merger or related matters.

Item 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or pursuant to any pension, profit-sharing or similar plan of the Company or its affiliates during the 60 days prior to the date of this Schedule 14D-9.

Item 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in any present dividend rate or policy, indebtedness or capitalization of the Company.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. ADDITIONAL INFORMATION.

Named Executive Officer Golden Parachute Compensation.

See Item 3 above under the heading “Arrangements with Current Executive Officers and Directors of the Company-Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or who had tendered but subsequently validly withdrawn such tender, and not otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are demanded. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the Surviving Corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who is entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of

Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, upon the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If you fail to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262 of the DGCL, you must satisfy each of the following conditions:

•

You must deliver to the Company (at the address set forth below) a written demand for appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be one minute after 11:59 p.m., New York City time, on October 4, 2021, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement and (ii) 20 days after the mailing of this Schedule 14D-9. The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and

•

You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights you have with respect to such Shares will be lost if your Shares are transferred prior to the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Santander Consumer USA Holdings Inc.

1601 Elm Street, Suite 800

Dallas, Texas 75201

Attention: Corporate Secretary

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and who timely and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by the surviving or resulting corporation. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be given by registered or certified mail to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined and approved by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Delaware Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, upon the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. No determination has been made as to whether such a payment may be made if the Merger is consummated, and Parent, the Company and the Surviving Corporation reserve the right to make such a payment upon the consummation of the Merger.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding) by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced, whether the Surviving Corporation is a corporation of Delaware or another state.

If a petition for appraisal is not timely filed, or if both (1) the total number of Shares entitled to appraisal rights does not exceed 1% of the outstanding Shares eligible for appraisal and (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal will cease, and all holders of Shares will be entitled to receive the Merger Consideration (which is an amount in cash equal to the Offer Price, without interest and subject to reduction for any applicable withholding tax). Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor (which is an amount in cash equal to the Offer Price, without interest and subject to reduction for any applicable withholding tax).

If you wish to exercise your appraisal rights, you must NOT tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

Anti-Takeover Statutes.

In general, Section 203 of the DGCL (“Section 203”) restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under the Company’s certificate of incorporation currently in effect, the Company has elected not to be governed by Section 203 of the DGCL. However, the Company’s certificate of incorporation currently in effect contains provisions similar to the provisions of Section 203, except that certain exempted persons, including Parent and its affiliates, are excluded from the definition of “interested stockholder.” In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement, including the consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement, for purposes of Section 203.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Parent, Purchaser, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Parent, Purchaser, and their respective board of directors will grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent and Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. Also, in connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement, including the consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement, to make restrictions of any state takeover laws or regulations inapplicable to the Offer, the Merger and the other Transactions.

Regulatory Approvals.

The Company and Parent have agreed in the Merger Agreement to use reasonable best efforts to take all actions, and do all things necessary, proper or advisable to consummate the Transactions as soon as practicable, including (a) preparing and filing (and, in the case of Parent, causing its applicable affiliates to prepare and file) as promptly as practicable with any governmental authority, including the Board of Governors of the Federal Reserve System (which filing will be made by September 7, 2021) or other third party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (b) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the Transactions.

Rule 13e-3.

Because Ultimate Parent, Parent, and Purchaser are affiliates of the Company, the Offer and other Transactions constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain information concerning the Company and certain information relating to the fairness of the Offer, the Merger and the consideration offered to the Company’s stockholders in the Offer and the Merger be filed with the SEC and disclosed to the stockholders prior to consummation of the Offer and the Merger. Such information has been provided in this Schedule 14D-9, the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Ultimate Parent, Parent, and Purchaser, and the Rule 13e-3 Transaction Statement filed by the Company (including the exhibits thereto, the “Schedule 13E-3”).

Stockholder Approval of the Merger Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, no vote of stockholders of a public corporation is required to authorize a merger agreement with an acquiror if the merger agreement provides for the merger to be effected following consummation by the acquiror of a tender offer for any and all shares of the stock of the corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly-owned subsidiaries), that results in the acquiror holding at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement, and for the stock that was the subject of the tender offer but not tendered into the tender offer to be converted into the same consideration in the merger as was payable in the tender offer. The parties to the Merger Agreement have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, and the Company’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2021, and the three months ended June 30, 2021.

Legal Proceedings.

As of the date of this Schedule 14D-9, no lawsuits challenging the Transactions are currently pending; however, such suits may be filed in the future.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein contain forward looking statements, including statements relating to the proposed acquisition of the Company by Parent and the expected benefits of the acquisition and other matters that are not historical facts. Statements in this communication that relate to future results and events are forward-looking statements based on the Company’s current plans and expectations and are subject to a number of risks and uncertainties that could cause such plans and expectations, including actual results, to differ materially from those described in these forward-looking statements. You should not place undue reliance on these statements. All statements other than statements of historical fact, including statements containing the words “estimates,” “believes,” “anticipates,” “plans,” “expects,” “should,” “might,” “intend,” “will,” and similar expressions, are statements that could be deemed forward-looking statements. Risks, uncertainties and other factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (b) the failure of the Offer or Merger to close for any other reason; (d) risks related to disruption of management’s attention from the Company’s ongoing business operations due to the Transactions; (e) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against the Company and others relating to the Merger Agreement; (f) the risk that the pendency of the Offer and Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the pendency of the Offer and Merger; (g) the effect of the announcement of the Offer and Merger on the Company’s relationships with its customers, operating results and business generally; and (h) the amount of the costs, fees, expenses and charges related to the Transactions. You should consider these factors carefully in evaluating the forward-looking statements. Many of these risks and uncertainties are beyond the Company’s control. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Important factors that could result in such differences, in addition to other factors noted with such forward-looking statements, are discussed in the Company’s Annual Report on Form

10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 24, 2021, under the heading “Item 1A. Risk Factors,” and in any subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed by the Company with the SEC. Inclusion of any information or statement in this Schedule 14D-9 does not necessarily imply that such information or statement is material. The Company disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the date of this Schedule 14D-9 or otherwise, except as expressly required by law, and such information included in this Schedule 14D-9 is based on information currently available and may not be reliable after this date.

Item 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	Offer to Purchase dated September 7, 2021 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Banco Santander S.A., Santander Holdings USA, Inc. and Max Merger Sub Inc. with the Securities and Exchange Commission on September 7, 2021 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in the New York Times on September 7, 2021 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(A)	Opinion of Piper Sandler & Co., dated August 23, 2021 (included as Annex B to this Schedule 14D-9).

(a)(5)(B)	Press Release issued by Santander Consumer USA Holdings Inc. on August 24, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 24, 2021).

(a)(5)(C)	Press Release issued by Santander Holdings USA, Inc. on August 24, 2021 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of August 23, 2021, among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc. and Max Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on August 24, 2021).

(e)(2)*	Santander Consumer USA Inc. 2011 Management Equity Plan (incorporated by reference to Exhibit 10.8 to the Company’s Form S-1 filed July 3, 2013; File No. 333-189807).

(e)(3)*	Amendment No. 1 to Santander Consumer USA Inc. 2011 Management Equity Plan (incorporated by reference to Exhibit 10.13 to the Company’s Amendment No. 5 to Form S-1 filed January 9, 2014; File No. 333-189807).

(e)(4)*	Form of Non-Employee Independent Director Option Award Agreement under the Santander Consumer USA Holdings Inc. 2011 Management Equity Plan (incorporated by reference to Exhibit 10.17 to the Company’s Amendment No. 7 to Form S-1 filed January 22, 2014; File No. 333-189807).

(e)(5)*	Santander Consumer USA Holdings Inc. Omnibus Incentive Plan, as amended and restated effective as of June 16, 2016 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed June 17, 2016; File No. 001-36270).

(e)(6)*	Form of Restricted Stock Unit Award Agreement under the Santander Consumer USA Holdings Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.20 to the Company’s Form 10-K filed March 2, 2015; File No. 001-36270).

(e)(7)*	Form of Long-Term Cash Award Agreement under the Santander Consumer USA Holdings Inc. Omnibus Incentive Plan 2017 (incorporated by reference to Exhibit 10.21 to the Company’s Form 10-K filed March 2, 2015; File No. 001-36270).

(e)(8)*	Form of Restricted Stock Unit Award Agreement (for Directors) under the Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed October 29, 2015;
File No. 001-36270).

(e)(9)*	Form of Award Agreement under the Santander Consumer USA Holdings Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.23 to the Company’s Form 10-K filed February 26, 2019; File No. 001-36270).

(e)(10)	Form of Shareholders Agreement, by and among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc., DDFS LLC, Thomas G. Dundon, Sponsor Auto Finance Holdings Series LP and Banco Santander, S.A. (incorporated by reference to Exhibit 4.2 to the Company’s Amendment No. 6 to Form S-1 filed January 17, 2014; File No. 333-189807).

(e)(11)	First Amendment, dated May 20, 2015, to the Shareholders Agreement, by and among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc., DDFS LLC, Thomas G. Dundon, Sponsor Auto Finance Holdings Series LP and Banco Santander, S.A. (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed May 27, 2015; File No. 001-36270).

(e)(12)	Second Amendment, dated August 31, 2016, to the Shareholders Agreement, by and among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc., DDFS LLC, Thomas G. Dundon, Sponsor Auto Finance Holdings Series LP and Banco Santander, S.A. (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed September 7, 2016; File No. 001-36270).

(e)(13)	Third Amendment, dated August 31, 2016, to the Shareholders Agreement, dated as of January 28, 2014, by and among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc., DDFS LLC, Thomas G. Dundon, Sponsor Auto Finance Holdings Series LP, and, solely for the certain sections set forth therein, Banco Santander, S.A. 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed September 7, 2016; File No. 001-36270).

(e)(14)*	Form of Shareholders Agreement between Santander Consumer USA Inc. and Management Equity Plan Participant (incorporated by reference to Exhibit 4.11 to the Company’s Amendment No. 3 to Form S-1 filed December 31, 2013; File No. 333-189807).

(e)(15)*	Form of Amendment No. 1 to Shareholders Agreement, dated as of December 31, 2011, by and among Santander Consumer USA Inc., Santander Consumer USA Holdings Inc. and Management Equity Plan Participant (incorporated by reference to Exhibit 4.13 to the Company’s Amendment No. 6 to Form S-1 filed January 17, 2014; File No. 333-189807).

(e)(16)	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Amendment No. 6 to Form S-1 filed January 17, 2014; File No. 333-189807).

(e)(17)	Third Amended and Restated Bylaws of Santander Consumer USA Holdings Inc. (incorporated by reference to Exhibit 3.1 to Registrant’s Form 8-K filed May 27, 2015; File No. 001-36270)

*	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Santander Consumer USA Holdings, Inc.

By:	/s/ Christopher Pfirrman
Name:	Christopher Pfirrman
Title:	Chief Legal Officer

Dated: September 7, 2021

ANNEX A

Directors and Officers

Directors

Mahesh Aditya, 58, has served as a member of the Board since 2017. Mr. Aditya has been President and CEO of the Company since December 2019. Previously, he served as the Chief Risk Officer of Parent from May 2018 to December 2019 and as Chief Risk Officer of Santander Bank from April 2018 to December 2019. He also served as the Chief Operating Officer of Parent from May 2017 to May 2018. Prior to joining Parent, he served as the Chief Risk Officer and was a member of the Operating Committee of Visa Inc. from June 2014 to February 2017. Prior to that role, from April 2011 until June 2014, Mr. Aditya was employed by JPMorgan Chase, first as the Chief Risk Officer of Retail Banking and then later as the Chief Risk Officer of Mortgage Banking. Previously, he was employed as the Head of Risk for Mortgage and Business Banking at Capital One Bank from 2009 to 2011. Mr. Aditya holds a degree in electrical engineering from Bangalore University and a master’s degree in business administration from the Faculty of Management Studies, Delhi University.

Homaira Akbari, 60, has served as member of the Board since 2020. Dr. Akbari has served as the President and Chief Executive Officer of AKnowledge Partners, LLC, a global advisory firm providing high-impact consultative strategies and advice to Fortune 1000 companies and private equity firms in the sectors of The Internet of Things (“IoT”), Cyber Security, Artificial Intelligence, and analytics, since 2012. From 2007 to 2012, Dr. Akbari was the President and Chief Executive Officer of SkyBitz, Inc., a leading provider of IoT asset tracking and security solutions specializing in real-time decision-making tools for companies with remote field assets. Prior to her service with SkyBitz, Dr. Akbari held executive positions at Microsoft Corporation, Thales Group, TruePosition, Inc., a subsidiary of Liberty Media Corporation, and Cambridge Strategic Management Group. Dr. Akbari also serves on the boards of directors of Banco Santander, Temenos AG, an enterprise software company listed on the Swiss stock exchange, and Landstar System, Inc., a transportation logistics company listed on Nasdaq. Previously, Dr. Akbari served on the boards of directors of several public companies, including Gemalto N.V., Veolia S.A., and Covisint Corporation, a company formerly listed on Nasdaq. Dr. Akbari holds a Ph.D. in particle physics from Tufts University and an MBA from Carnegie Mellon Tepper School of Business. She served as the Chair of the Johns Hopkins University Physics and Astronomy Advisory Council and is currently a member of the Business Board of Advisors for Tepper School of Business.

Juan Carlos Alvarez de Soto, 50, has been a member of the Board since 2019. Mr. Alvarez de Soto has been the CFO of Parent since September 2019. He served as the Company’s CFO from October 2017 until September 2019. Prior to joining the Company, Mr. Alvarez de Soto was Corporate Treasurer for Parent from 2009 to 2017, overseeing Parent’s liquidity risk management, asset liability management, and treasury functions. Prior to joining Parent, from 2005 to 2008, he was Senior Vice President and Head of Treasury and Investments for Banco Santander’s International Private Banking at Banco Santander International and Banco Santander Suisse. In this role he managed a team of investment professionals, overseeing the assets of Banco Santander’s international high-net-worth clients. From 2000 to 2004, Mr. Alvarez de Soto held the position of Directeur Adjoint for Santander Central Hispano Suisse, Geneva and was Head of Treasury, Trading and Asset Allocation. Mr. Alvarez de Soto holds a master’s degree in finance from George Washington University and a bachelor’s degree in management from Tulane University, and is a Chartered Financial Analyst.

Leonard Coleman, Jr., 72, has been a member of the Board since 2021. Mr. Coleman is the former president of the National League of Professional Baseball Clubs. Mr. Coleman signed on with Major League Baseball in 1992 as Executive Director-Market Development. He served as President of the National League of Professional Baseball Clubs from 1994 to 1999, Senior Advisor to Major League Baseball from 1999 until 2005, and from 2001 to 2002, was chairman of ARENACO, a subsidiary of Yankees/Nets. Prior to working for Major League Baseball, Mr. Coleman was a municipal finance banker for Kidder, Peabody & Company. Prior to joining Kidder, he served as commissioner of both the New Jersey Department of Community Affairs and Department of

Energy, and chairman of the Hackensack Meadowlands Development Commission and the New Jersey Housing and Mortgage Finance Agency. Mr. Coleman was the vice chairman of the State Commission on Ethical Standards and a member of the Economic Development Authority, Urban Enterprise Zone Authority, Urban Development Authority, State Planning Commission, and New Jersey Public Television Commission. Mr. Coleman also has served as president of the Greater Newark Urban Coalition. From 1976 to 1980, Mr. Coleman worked in Africa in mission service for the Protestant Episcopal Church of the United States, providing management consultant services in health care, education, and church and community development in 17 African countries. After graduating with a degree in history from Princeton University, Mr. Coleman received a master’s in public administration and a master’s in education and social policy from Harvard University. In addition to serving as honorary chairman of the board of the Jackie Robinson Foundation, which he chaired for nearly 20 years, Mr. Coleman serves on the boards of directors of the Omnicom Group Inc. (NYSE: OMC), Hess Corporation (NYSE: HES), and Electronic Arts Inc. (Nasdaq: EA). He has previously served as director of Aramark and Avis-Budget Group, Inc. Mr. Coleman also serves as a director of a number of other organizations, including the Metropolitan Opera and the Schumann Fund. Mr. Coleman is a former chairman of the Board of Trustees of the Presiding Bishop’s Fund for World Relief and the United States chairman of the Bishop Tutu Scholarship Fund.

Stephen A. Ferriss, 75 has been a member of the Board since 2013. Mr. Ferriss has served as a director of Parent since 2012. He is also a director of Banco Santander International, and previously he was chairman of the boards of directors of Santander BanCorp and Banco Santander Puerto Rico. Mr. Ferriss was also a director of Santander Bank from 2012 to 2015. Previously, he served as President and CEO of SIS (formerly known as Santander Central Hispano Investment Services, Inc.) from 1999 to 2002, and held various roles at Bankers Trust, including Managing Director and Partner of the Bankers Trust Global Investment Bank in London and New York. Prior to Bankers Trust, Mr. Ferriss spent 19 years at Bank of America. Mr. Ferriss graduated from Columbia College and received a master’s degree in Latin American international economics from Columbia University School of International and Public Affairs.

Victor Hill, 57, has been a member of the Board since 2015. Mr. Hill has worked within the UK motor finance industry for over 35 years, 20 of them at the board level. He began his career within Lombard Motor Finance in 1982 and moved to First National Motor Finance in 1998, joining the management board in 2000. Mr. Hill was responsible for the launch of Santander Consumer Finance (UK) plc (“SCUK”), an affiliate of SC, in 2005, and continues to lead that business today as CEO. He led the acquisition of the UK motor finance portfolio from GE Money in 2009 and currently serves as a director of three joint venture subsidiaries, Hyundai Capital UK and PSA Finance UK and Volvo Car Financial Services UK. Mr. Hill has held a number of directorships, registered at Companies House in London, but his current responsibilities include directorships of five companies including SCUK, Hyundai Capital UK Ltd, PSA Finance UK Ltd, Volvo Car Financial Services UK Ltd., and SC. He qualified as a Chartered Director in 2007 and achieved Fellowship of the Institute of Directors, in London, during 2012. He also qualified as a Mediator for Civil and Commercial Disputes in 2008.

Edith E. Holiday, 69, has been a member of the Board since 2016. Ms. Holiday is a member of the board of directors of Hess Corporation (NYSE:HES) and is a member of the boards of directors or trustees of various investment companies in the Franklin Templeton Group of Funds, serving as Lead Director of the Franklin and Templeton Funds. She is also a member of the board of directors of Parent and will be a member of the boards of directors of Canadian National Railway (NYSE:CNI) until April 27, 2021 and of White Mountains Insurance Group Ltd. (NYSE:WTM) until May 27, 2021. Ms. Holiday also served on the boards of directors of RTI International Metals, Inc. from 1999 to 2015, and of the H.J. Heinz Company from 1994 to 2013. Ms. Holiday was also the President, Secretary, and Treasurer of Comcast TW Holdings, Inc. from 2006 to 2007. From 1990 to 1993, Ms. Holiday was Assistant to the President of the United States and Secretary of the U.S. Cabinet. From 1989 to 1990, she served as General Counsel of the U.S. Treasury Department, and from 1988 to 1989 she served as Counselor to the Secretary and Assistant Secretary for Public Affairs and Public Liaison of the U.S. Treasury Department. Prior to that, Ms. Holiday held various other positions in government and in private practice. Ms. Holiday holds a bachelor of science and a law degree from the University of Florida.

Javier Maldonado, 58, has been a member of the Board since 2015. Mr. Maldonado has served as Senior Executive Vice President, Global Head of Cost Control of Banco Santander since October 2015. He has held numerous management positions at Banco Santander and its affiliates, including Senior Executive Vice President, Head of the New General Directorate for Coordination and Control of Regulatory Projects of Banco Santander; Executive Committee Director, Head of Internal Control and Corporate Development, for Santander (UK) plc from May 2012 to September 2014; Vice President in Charge of Closed Funds and Complaints for Banco Santander Brazil from October 2011 to April 2012; and General Manager for Banco Santander in the Middle East from January 2011 to September 2011. Previously, Mr. Maldonado was an attorney with Baker & McKenzie and Corporate and International Law Department Head at J.Y. Hernández-Canut Law Firm. Mr. Maldonado is the vice-chairman of the board of directors of Parent and is also a director of Santander Bank and Santander Investment Securities. He previously served as a director of Banco Santander Puerto Rico and Santander BanCorp. He holds law degrees from Northwestern University and UNED University.

Robert J. McCarthy, 67, has been a member of the Board since 2015. In 2014, Mr. McCarthy retired from Marriott International, Inc., where he served as Chief Operations Officer since 2012. Mr. McCarthy joined Marriott in 1975, where he served in various leadership positions, including Senior Vice President, Northeast Region from 1995 to 2000; Executive Vice President, Operations from 2000 to 2002; President, North America from 2003 to 2009; Group President from 2009 to 2011; and Chief Operations Officer from March 2012 until February 2014. Mr. McCarthy has served as chairman of Hotel Development Partners since March 2014. He currently is a member of the board of trustees at Villanova University and a member of the board of directors of RLJ Lodging Trust (NYSE:RLJ). Previously, Mr. McCarthy served as a director of the ServiceSource Foundation, as a member of the board of directors of the Autism Learning Center, as a member of the Dean’s Advisory Board at Cornell University School of Hotel Administration, as a member of the Dean’s Advisory Board at Villanova University School of Business, and as a member of the board of managers at Avendra, LLC. He holds a bachelor’s degree in business administration from Villanova University and is a graduate of the Advanced Management Program at the Wharton School of Business at the University of Pennsylvania.

William F. Muir, 66, has been a member of the Board since 2016. In 2014, Mr. Muir retired from Ally Financial Inc. (formerly known as General Motors Acceptance Corporation (“GMAC”)), where he served as President and head of its Global Automotive Services business starting in 2004. In that role, he led Ally’s automotive finance, insurance, vehicle remarketing, and servicing operations. Prior to that time, he served as Executive Vice President and Chief Financial Officer of GMAC from 1998 to 2004. From 1996 to 1998, Mr. Muir served as Executive-in-Charge of Operations and then Executive Director of Planning at Delphi Automotive Systems, a former subsidiary of General Motors (“GM”). Prior to serving at Delphi Automotive Systems, he served in various executive capacities upon joining GMAC in 1992 and also served in a number of capacities with GM since joining GM in 1983. Mr. Muir also served as chairman of the Ally Insurance Group from 1999 to 2014 and a member of the Ally Bank board of directors from 2004 to 2016. Mr. Muir received a bachelor’s degree in industrial engineering and operations research from Cornell University in 1977. He earned a master’s degree in business administration from Harvard University in 1983.

William Rainer, 74, has been a member of the Board since 2015. Mr. Rainer has extensive experience and has held numerous leadership roles in the financial services industry. From 2001 to 2004, Mr. Rainer served as the chairman and CEO of OneChicago, LLC, a regulated futures exchange. He also served as the chairman of the Commodity Futures Trading Commission from 1999 to 2001, as the chairman of the United States Enrichment Corporation from 1994 to 1998, and as Founder of Greenwich Capital Markets, Inc. from 1981 to 1988. Previously, Mr. Rainer held various leadership positions at Kidder, Peabody & Co., Inc. From July 2015 to March 2016, he served as a director of BSI, and from December 2015 to March 2016, he served as chairman of the board of Santander Investment Securities. Mr. Rainer served as director of IQ Funds, a family of closed-end mutual funds, from 2004 until 2010. From 1996 to 2000 and from 2004 to 2008, Mr. Rainer served as a trustee for Southern Methodist University. He has served as a member of the Dean’s Council of the Harvard Divinity School since 2004 and as its chair from 2005 through June 2013. Mr. Rainer received his bachelor’s degree in economics and master’s degree in business administration from Southern Methodist University.

Executive Officers

Mahesh Aditya, 58, President and Chief Executive Officer. Mr. Adityais is discussed above under “Directors.”

Fahmi Karam, 42, Chief Financial Officer. Mr. Karam has served as Chief Financial Officer since September 2019. He previously served as Head of Pricing and Analytics since May 2018 and as Executive Vice President, Strategy and Corporate Development since September 2015, overseeing financial planning and analysis, asset acquisition and sales and other strategic initiatives. Prior to joining SC, Mr. Karam was at JP Morgan Investment Bank for 12 years, where he most recently served as an Executive Director. Prior to JP Morgan, Mr. Karam served as a Senior Associate at Deloitte Audit Assurance Services for two years. Mr. Karam received a bachelor’s degree and masters of accounting from Baylor University and is a Certified Public Accountant.

Joshua Baer, 46, Head of Pricing and Strategy. Mr. Baer has served as Head of Pricing and Strategy since January 2021. Previously, he served as Chief Risk Officer since March 2018, joining SC from Parent, where he served as Head of Operations and Risk Strategy since May 2017. Prior to Parent, Mr. Baer worked at Capital One for 13 years, most recently as the Head of Consumer Credit Risk Analytics since 2010. Mr. Baer holds a bachelor’s degree in finance from James Madison University and a master’s degree in business administration from the Haas School of Business at the University of California, Berkeley.

Sandra Broderick, 62, Head of Operations. Ms. Broderick has served as Executive Vice President, Head of Operations since October 2017, and as the U.S. Head of Operations for Parent from October 2019 to March 2021. Ms. Broderick joined SC from U.S. Bank, where she served as Executive Vice President, Operations Executive since March 2017. Prior to that, Ms. Broderick served as Managing Director, Operations Executive at JP Morgan Chase from March 2002 to March 2017, where she served as Head of Operations for their Automotive Finance and Student Lending businesses. Ms. Broderick was also a Senior Operations Director at GE Capital from December 1995 to September 1998 and a Senior Vice President of Operations Executive at Bank One from September 1998 to March 2002. Ms. Broderick attended State University of New York at Buffalo.

Christopher Pfirrman, 61, Chief Legal Officer, General Counsel, and Corporate Secretary. Mr. Pfirrman has served as Chief Legal Officer, General Counsel, and Corporate Secretary since September 2015. He was previously employed by Parent, and most recently, served as Senior Executive Vice President and General Counsel of Parent and of Santander Bank from January 2012 to September 2015. He served as Santander Bank’s Senior Vice President and Deputy General Counsel from January 2000 to January 2012, and he was an attorney in the law firm of Edwards & Angell, LLP (now Locke Lord LLP) from 1996 to 2000. He received a bachelor’s degree from Fairfield University in Connecticut and a law degree from the College of William and Mary in Virginia. He is a member of the Massachusetts and Connecticut bars.

RL Prasad, 53, Chief Risk Officer. Mr. Prasad has served as Chief Risk Officer since January 2021, having served as Deputy Chief Risk Officer since February 2020. Prior to joining SC, he served as Head of Global Payments Risk and Global Head of Risk Services for Visa Inc. Mr. Prasad has also held senior enterprise leadership roles in credit and risk at Standard Chartered Bank and Citigroup. He earned a masters of business administration at Bharathidasan Institute of Management, Trichy, and earned a bachelor’s degree in commerce and economics from Madras University.

Mikenzie Sari, 44, Chief Human Resources Officer. Ms. Sari has served as Chief Human Resources Officer since September 2018. She previously served as Managing Director, Human Resources for Wholesale Banking at Santander Bank, N.A., and Chief Human Resources Officer of Santander Investment Securities from February 2016 to September 2018. She served as Managing Director, Human Resources of Wholesale Banking at Mitsubishi UFJ Financial Group from April 2013 to January 2016. Ms. Sari received a bachelor’s degree in mechanical engineering from Northwestern University and a master’s degree in business administration from Kellogg School of Management.

Donald Smith, 62, Chief Technology Officer. Mr. Smith has served as Chief Technology Officer since December 2020. Mr. Smith has more than 20 years of executive experience in information technology for financial services firms, most recently serving as Chief Information Officer for Xpanse from September 2020 to December 2020 and for Common Securitization Solutions from April 2017 to July 2020. Previously, he was also Chief Technology Officer for Black Knight Financial Services from April 2010 to February 2017. Mr. Smith attended Northeastern University and Dean College, where he studied computer science, and Montclair State University, where he obtained a certificate in professional web development.

ANNEX B

Opinion of Piper Sandler & Co.

1251 AVENUE OF THE AMERICAS, 6TH FLOOR NEW YORK, NY 10020
P 212 466-7800 | TF 800 635-6851
Piper Sandler & Co. Since 1895. Member SIPC and NYSE.

August 23, 2021

Special Committee of the Board of Directors

Santander Consumer USA Holdings Inc.

1601 Elm Street, Suite 800

Dallas, TX 75201

Ladies and Gentlemen:

Santander Consumer USA Holdings Inc. (the “Company”), Santander Holdings USA, Inc. (“Parent”), and Max Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Parent, are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of common stock, $0.01 par value, of the Company (collectively, “Company Common Stock”) which Parent does not own at a per share price of $41.50 in cash (the “Consideration”). The Agreement provides that, as soon as practicable following the Acceptance Time and consummation of the Offer, Merger Sub will be merged with and into the Company, on the terms and subject to the conditions set forth in the Agreement (the “Merger”), and, at the Effective Time by virtue of the Merger, each share of Company Common Stock outstanding immediately prior to the Effective Time (other than Excluded Shares or shares of Company Common Stock irrevocably accepted for purchase pursuant to the Offer) will be converted into the right to receive the Consideration. Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The terms and conditions of the Offer and the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Consideration in the Offer and the Merger, taken together, to the holders of Company Common Stock (other than Parent, Merger Sub and their respective affiliates (collectively, the “Excluded Holders”)).

Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with tender offers, mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated August 22, 2021; (ii) certain publicly available financial statements and other historical financial information of the Company that we deemed relevant; (iii) internal financial projections for the Company for the years ending December 31, 2021 through December 31, 2024, as provided by the senior management of the Company, as well as estimated net income and earnings per share growth rates for the Company for the years ending December 31, 2025 and December 31, 2026, as reviewed and discussed with the Special Committee of the Board of Directors of the Company (the “Special Committee”); (iv) the publicly reported historical price and trading activity for Company Common Stock; (v) a comparison of certain financial information and trading activity for the Company with similar companies for which information is publicly available; (vi) the current market environment generally and the banking and consumer finance environment in particular; and (vii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of the Company the business, financial condition, results of operations and prospects of the Company.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to or discussed with us by the Company or its representatives or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have relied on the assurances of the senior management of the Company that it is not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of the Company. We did not make an independent evaluation of the adequacy of the allowance for loan losses of the Company, and we have not reviewed any individual credit files relating to the Company. We have assumed, with your consent, that the allowances for loan losses for the Company are adequate to cover such losses.

In preparing its analyses, Piper Sandler, with the consent of the Special Committee, used internal financial projections for the Company for the years ending December 31, 2021 through December 31, 2024, as provided by the senior management of the Company, as well as estimated net income and earnings per share growth rates for the Company for the years ending December 31, 2025 and December 31, 2026, as reviewed and discussed with the Special Committee. With respect to the foregoing information, the senior management of the Company confirmed to us that such information reflected the best currently available estimates of senior management of the future financial performance of the Company and we assumed, with the consent of the Special Committee, that such net income and earnings per share growth rates represent reasonable estimates. We express no opinion as to such information or the assumptions on which such information is based. We have also assumed that there has been no material change in the Company’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that the Company will remain as a going concern for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent, the Offer, the Merger or any related transactions, and (iii) the Offer, the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, we express no opinion as to any legal, accounting or tax matters relating to the Offer, the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Company Common Stock at any time.

We have acted as financial advisor to the Special Committee in connection with the Offer and the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Offer and the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the portion of the advisory fee which will become payable to Piper Sandler upon closing of the Offer and the Merger. The Special Committee has also agreed to cause the Company to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In connection with our engagement, we were not asked to, and did not, solicit indications of interest in a potential transaction with the Company from other parties. We have not provided any other investment banking services to the Company in the two years preceding the date hereof nor has Piper Sandler provided any investment banking services to Parent in the two years preceding the date hereof. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to the Company and its affiliates. We may also actively trade the equity and debt securities of the Company and its affiliates, including Banco Santander, S.A., for our own account and for the accounts of our customers.

Our opinion is directed to the Special Committee (in its capacity as such) in connection with its consideration of the Agreement, the Offer and the Merger and does not constitute a recommendation to any stockholder of the Company as to how any such stockholder should act with respect to the Offer or the Merger, including, without limitation, whether such stockholder should tender their shares of Company Common Stock or otherwise participate in the Offer. Our opinion is directed only to the fairness, from a financial point of view, of the Consideration to the holders of Company Common Stock (other than the Excluded Holders) and does not address the underlying business decision of the Company to engage in the Offer and the Merger, the form or structure of the Offer, the Merger, or any other transactions contemplated in the Agreement, the relative merits of the Offer and the Merger as compared to any other alternative transactions or business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We express no opinion as to the amount or nature of compensation to be received in the Offer or the Merger by any officer, director or employee of the Company, or any class of such persons, if any, relative to the amount of compensation to be received by any other stockholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any securities or regulatory filings, including the Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the Offer.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration in the Offer and the Merger, taken together, is fair, from a financial point of view, to the holders of Company Common Stock (other than the Excluded Holders).

Very truly yours,

ANNEX C

Section 262 of the General Corporation Law of the State of Delaware

(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)    Provided, however, that, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)    Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)    [Repealed.]

(c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)    If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h) (6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)    After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.